SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended December 31, 2004

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2004

INDEX

Financial Statements

    7001 Management Report
    7002 Balance Sheet
    7003 Statement of Income
    7004 Statement of Changes in Stockholders' Equity
    7005 Statement of Changes in Financial Position
    7006 Consolidated Balance Sheet
    7007 Consolidated Statement of Income
    7008 Consolidated Statement of Changes in Stockholders' Equity
    7009 Consolidated Statement of Changes in Financial Position
    7010 Financial Group Balance Sheet
    7011 Financial Group Statement of Income
    7012 Financial Group Statement of Changes in Financial Position
    7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

    7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

    7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

    7016 Marketable Securities by Type and Maturity
    7017 Marketable Securities by Balance Sheet Account and Maturity
    7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
    7019 Maturity of Lending Operations Portfolio
    7020 Flow of Lending Operations Portfolio
    7021 Geographical Distribution of Lending Operations Portfolio and Deposits
    7022 Risk Level of Lending Operations Portfolio
    7023 Lending Operations Portfolio by Index
    7024 Credit Assignment
    7025 Lending Operations Portfolio by Amount and Risk Level
    7026 Fixed Assets
    7027 Funding by Maturity

Risk Management

    7028 Operational Limits

Complemental Statistical Information

    7029 Branches Financial Information
    7030 Taxes and Charges
    7031 Correspondent Banks Transactions
    7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

    7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

    7034 Provisions
    7035 Capital
    7036 Cash Dividends Paid
    7037 Changes on Capital in the Reference Period
    7038 Commitments and Guarantees
    7039 Assets and Liabilities Denominated in Foreign Currency
    7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Retail

Branches Network

Following the organizational restructuring made at Unibanco, a new organizational design for Retail was implemented after July 1, 2004. Its objective is to extract synergy, focusing on increased profitability and efficiency, from the various business and product lines, distribution channels and clients.

Great emphasis was given to the growth dynamics of all business lines. These businesses are formed by the individuals operations, by the operations with companies with sales up to R$150 million, by the credit card business, by the consumer finance operations, and by the automobiles – cars and heavy vehicles – financing.

The Retail business ended 2004 with 15,938 points-of-sale, including 895 branches and 380 corporate-site branches.

Consumer Companies

Unibanco’s Consumer Companies are responsible for the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (a partnership with Magazine Luiza department store chain), HiperCard, and Redecard (a partnership established with Citibank, Itaú and Mastercard).

Unicard Banco Múltiplo SA posted equity income of R$113 million in the fourth quarter of 2004. In December 2004, the number of cards issued stood at 4.8 million.

On March 1st, Unibanco acquired, through its subsidiaries, from the Dutch group Ahold, the total capital of HiperCard Administradora de Cartão de Crédito Ltda for R$630 million. At the same date, Ahold sold the Bompreço supermarket chain to Wal Mart.

HiperCard was established in 1982 to be Bompreço supermarkets private label credit card company. HiperCard is presently accepted in approximately 70 thousand affiliated stores in the Northeast of Brazil. The company is also the acquirer, issuer, and processor of its credit cards. HiperCard is the main mean of payment used in the 118 stores of Bompreço – the leading supermarket chain in Northeast Brazil. In December 2004, Hipercard had 2.7 million cards issued.

Fininvest contributed with R$61 million equity income in the fourth quarter of 2004. The company ended the year with R$1,598 million in credit portfolio, 253 stores in approximately 120 cities, and more than 11 thousand points-of-sale.

In August, 2004, Unibanco and Sonae established a partnership for the creation of a financing company that will offer financial products to Sonae’s customers.

Unibanco is present in the automobile financing business through Unibanco Financeira and Banco Dibens (partnership with Grupo Verdi). The business ended the year 2004 with a R$3.682 million loan portfolio.

The Cash Management business, formerly part of the Wholesale structure, was moved to the Retail. Approximately 90 thousand companies use the cash management services, with simple, efficient and productive payment and collection processes. We highlight in the year the corresponding banking platform growth, which ended 2004 with approximately 3,500 outlets distributed all over the country and a volume of approximately 13 million transactions concluded.

The SMEs and middle-market segment was restructured in 2004 and the Retail became responsible for coordinating the activities with companies with sales up to R$150 million.

Wholesale

The Unibanco Wholesale area also went through structural changes in 2004, when the segment began to provide service only to companies with annual sales in excess of R$150 million. During this period, the wholesale segment consolidated its relationship strategy with clients, through a regionalized approach as well as new products, among which derivative-related products stood out.

Regarding BNDES.exim loans, Unibanco was the leader, disbursing R$857 million in 2004. As a financial agent for BNDES (Brazil’s National Economic and Social Development Bank), Unibanco disbursed, by December 2004, R$1.6 billion, which led it to rank 3rd in the BNDES general ranking.

Onlending of multilateral funds for projects reached R$117 million in 2004. As an agent of FGTS/CEF, Unibanco transferred R$46 million to basic sanitation projects.

In 2004, Unibanco ended the year with more than US$1.1 billion in funds raised among corresponding banks. It is important to stress its significant volume of import finance lines (US$1.3 billion), with 26 export development agencies and multilateral bodies. The period’s highlights include: signing agreements with the Japan Bank for International Cooperation (JBIC), covering a finance line for 2 billion yen and another one for US$ 20 million; with the Export Import Bank of India (India Eximbank), for US$10 million; signing of Master Guarantee Agreement with Exim USA, to cover credit risks of Brazilian SMEs that import US-made goods. These agreements add to the financing of Brazilian imports, and help consolidate Unibanco’s leadership in the onlending domestic market offered by multilateral bodies and government-led foreign trade agencies.

With regard to foreign exchange operations, Unibanco closed contracts for transactions amounting to US$ 17.3 billion vs. a total market volume of US$319 billion. It therefore achieved a market share of 5.4%, as compared to 5.2% in 2003. As for the import segment, Unibanco signed contracts for transactions amounting to US$5.2 billion, vs. a total market volume of US$56.6 billion, thereby increasing its share to 9.2%.

The volume of the total foreign trade finance portfolio, including imports, exports and international guarantees, reached US$1.6 billion. Unibanco’s growth centered on its exports assets, which reached US$444.3 million, reflecting growth of 148.6%. This growth stood out largely for the increase in pre-payment operations.

Unibanco maintained relevant share in the domestic fixed income securities market in 2004. Promissory note and debenture issues exceeded R$3.5 billion, or roughly 30% of the year’s total issues. What stood out the most was leadership in the issue of Braskem debentures, in the amount of R$1.2 billion. In the international market, Unibanco acted as joint coordinator of the US$150 million Odebrecht Overseas Ltd issue, maturing in 2009 and guaranteed by its parent company, CNO- Construtora Norberto Odebrecht S.A. In the secondary market, Unibanco traded roughly R$305 million in corporate securities in Brazil and US$15.7 billion in sovereign and corporate securities abroad.

In 2004, Unibanco took part in 11 syndicated loan operations, as coordinator or leading coordinator, making a total of R$5.7 billion available for its customers.

With the 2004 stock market rally, Unibanco consolidated its leadership position in the coordination, execution and distribution of equity transactions in the Brazilian market. It took part in 7 out of a total of 15 deals carried out during the period, amounting to more than R$4 billion. Unibanco acted as:

-	Leading coordinator and Joint Bookrunner for the year’s largest operation, the global primary offering of Braskem stock, Latin America’s largest petrochemical corporation, to a total of R$1.2 billion;

-

Coordinator of the initial public offering of DASA-Diagnósticos da América S.A., the largest private diagnostic medicine company and the first one in the field of healthcare to be traded on the stock market in Latin America, to a total of R$437 million;

-	Coordinator and Joint Bookrunner for the global offer of GOL – Linhas Aéreas Inteligentes S.A., the only low cost air carrier in operation in Brazil and in Latin America, to a total of R$ 878 million;

-	Leading coordinator and Joint Bookrunner of the secondary offering of Sabesp, to a total of R$668 million.

Unibanco was also retained as coordinator of the following transactions: primary offering of CCR - Companhia de Concessões Rodoviárias, amounted to R$ 375 million; primary offering of Natura Cosméticos, to a total of R$ 768 milhões; and primary offering of ALL – América Latina Logística, in the amount of R$ 588 million.

In 2004, Unibanco continued to be a benchmark reference in mergers and acquisitions, as Brazil’s most active bank in the domestic market and the sole Brazilian bank to stand out among leading institutions in this segment in Latin America, according to Thomson Financial’s ranking.

The project structuring and concessions area completed 9 projects in the fields of healthcare, ports, sugar & alcohol, sanitation and power.

Unibanco was the Leading Coordinator for the Brazilian market first Securities Program (Programa de Valores Mobiliários), amounting to R$1.5 billion, structured for the Minas Gerais power company (Companhia Energética de Minas Gerais – CEMIG) and of the first tranche of this program, amounting to R$230 million. It also led the 2nd Issue of Promissory Notes, amounting to R$ 200 million, of the Securities Program structured for the basic sanitation company of the state of São Paulo (Companhia de Saneamento Básico do Estado de São Paulo – SABESP) and of the 1st tranche of this program, amounting to R$600 million, in addition to also having acted as Coordinator for another three issues which generated approximately R$825 million. In the secondary market, roughly US$155 million of corporate securities were traded in Brazil and some US$4.1 million of sovereign and corporate securities were traded abroad.

Insurance and private pension plans

The insurance, extended warranty and private pension companies posted, as a group, net income of R$9 million in the fourth quarter of 2004. The result was affected by the goodwill amortization of Trevo, insurance company from Banco Bandeirantes. This amortization is in line with the conglomerate decision to amortize the goodwill of totally incorporated companies.

Revenues for insurance, extended warranty and private pension companies, as a group, in the fourth quarter of 2004 amounted to R$1,024 million.

Unibanco’s insurance and private pension companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds) and ANS - Agência Nacional de Saúde Suplementar (National Supplementary Health Agency), with a 8.0% market share.

Insurance and private pension technical reserves, plus extended warranty allowance for risks, amounted to R$5,533 million at the end of the year.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written posted R$662 million in the fourth quarter of 2004.

The combined ratio, that measures the operational efficiency of the insurance companies, was 98.8%. The extended combined ratio, which includes financial revenues, reached 87.1%.

According to the latest industry data, released by SUSEP as of November 2004, the company maintained the leadership in the property risks, petrochemical risks, aviation, D&O (Directors & Officers), transportation and extended warranty products - the latter based on own estimates.

Insurance technical reserves plus extended warranty allowance for risks amounted to R$1,886 million at the end of 2004.

The extended warranty business, formed by Garantech, posted net earnings of R$9 million in the fourth quarter of 2004, with revenues of R$132 million.

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$8 million in the fourth quarter of 2004, revenues reached R$363 million.

Unibanco AIG Previdência ranked fourth in pension plan revenues up to November 2004, with 8.4% market share, according to ANAPP’s official data. As for the sale of corporate pension plans, also according to ANAPP’s data for November 2004, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$823 million. The company services 1,231 corporate clients and 733 thousand individual customers, of which 217 thousand come from corporate clients.

Technical reserves stood at R$3,647 million at the end of 2004.

Wealth Management

Unibanco Asset Management (UAM) was ranked 6th in ANBID’s Global Ranking of Third Parties’ Assets under Management at year-end. In December 2004, UAM’s market share was 4.8%.

UAM ended December 2004 with R$33.0 billion in assets under management and custody. The year 2004 accounted for positive fund raising of R$1.9 billion, mainly from the corporate, institutional and private banking segments.

The company also increased its product offer in the equity segment, launching 5 new funds: Unibanco Energia FIA, Unibanco Telecom FIA, Unibanco Exportadoras FIA, Unibanco Classe Mundial FIA, and Unibanco Small Cap FIA.

In December 2004, the Private Banking business posted an increase of 9.9% Y-o-Y in the volume of assets under management. In the industry’s global ranking published by ANBID in December 2004, Unibanco’s Private Bank holds the 2nd position, with a market share of 9.3%.

Human Resources

Unibanco closed 2004 with 27,408 employees.

In 2004, approximately R$ 24 million were invested in several corporate education initiatives that focused on training, perfecting and developing employees skills, contributing to an organizational culture geared towards innovation.

One of the main focuses of training was improving the quality of the management of people through the development of managers and of leadership competencies. More than 2,000 managers took part in Module I of the program – Performance and Recruitment Management – and 470 managers have already completed Module II – Communication and Leadership Styles.

Futuro Inteligente (Intelligent Future), the new private pension fund program for employees, was introduced in July 2004 and included a sign-up bonus for all participants, whether pensioners or actively employed, during its first 180 days. By December 31, it already had more than 6,600 participants. The program has progressive deposits made by the company, tied to its ROE.

As part of major changes in its organizational structure, Unibanco offered a group of executives a one-time-only program for anticipating retirement with special benefits. 71 people or 88% of the eligible executives signed up for the program.

For the past six years, in association with Fundação Dom Cabral, Unibanco has been offering the MBA program, which has trained more than 150 professionals. The MBA abroad program, for managerial staff chosen by means of a judicious selection process, was the object of a R$ 2 million investment in 2004 and has benefited 36 executives since 1996.

Clique Conhecimento (Click Knowledge), an online training and capability-building tool, available through the Corporate Portal, recorded more than 227,000 visits in 2004, with more than 33,000 participations in several training programs.

One of the ways of recognizing employee commitment and outstanding performance is the Stock Option Purchase Plan. At December 31, 2004, 229 of the organization’s executives were eligible for this plan.

In 2004, the Valor Econômico newspaper elected Unibanco the 3rd best Brazilian company with more than 15,000 employees in terms of people management. The newspaper’s research was carried out in association with the Hay Group, a consulting company specializing in organizational climate management and research. Unibanco AIG Seguros e Previdência ranked 5th among companies with 1,001 to 2,000 professionals.

Social Responsibility

Unibanco carries out its social activities geared towards external comunities, mainly by means of two institutes: Unibanco Institute and Moreira Salles Institute. Besides that, in its relationship with internal community and related parts, Unibanco daily exercises corporate citizenship, environmental care, education development, fight against prejudice and incentives to voluntary work.

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

The programs supported by the institute have the purpose not only of conveying teachings, but also of recovering self-esteem, developing awareness of the individual’s rights and fostering the exercise of citizenship, thereby unveiling to its participants opportunities for integration with society and efforts towards the country’s sustained growth. Special attention has been given to training teachers, due to their importance in educating and transmitting values to our youths, as well as to the environmental issue, which was also raised in the classroom in order to motivate students and transform them into multipliers of environmental awareness within their families and communities.

Moreira Salles Institute (IMS)

IMS is committed to the dissemination of Brazilian culture and, above all, to the preservation of its memory. The Institute develops projects in the areas of photography, literature, cinema, music and visual arts. Main Highlights in 2004 were:

  More than 180 thousand people visited the IMS cultural centers and their exhibitions, a figure 26% higher than the 2003 one.
  34 exhibitions of fine arts and visual arts were held.
  38,933 students took part in 2,211 guided visits to the exhibitions.
  105 art education activities and movie and theatre sessions were provided by IMS for children and teenagers.
  More than 3.6 million people attended movie sessions in the Espaço Unibanco / Unibanco Arteplex chain of theatres.
  A new movie theater complex, Unibanco Arteplex Curitiba, opened in November. The new complex has five theatres and can seat 757 people.
  Roughly 100 thousand visitors, largely students from the public school system, visited the exhibition “São Paulo 450 years: the image and memory of the city in the collection of the Moreira Salles Institute”. This tribute to the anniversary of the city of São Paulo also involved the publication of a special issue of the Cadernos de Fotografia Brasileira on São Paulo.
  A special edition of the Cadernos de Literatura Brasileira on Clarice Lispector, the writer, was also launched.
  A rare collection of music that includes, among other precious pieces, the first recordings ever produced in Brazil, was made available, free of charge, in the Institute’s website (www.ims.com.br). The digitalization of this musical collection belonging to IMS was also completed in 2004 and the recordings will be available on the Internet as from the beginning of 2005, encompassing more than 30 thousand pieces of music.

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 28 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco was the first Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Corporate Risk Management

In line with the best international practices, Unibanco has an independent and integrated area, headed by an Executive Officer reporting directly to the CEO. Therefore, market and liquidity risk management is carried out by the daily monitoring of the levels of exposure to risks vs. the established limits, using tools such as Var, sensitivity analysis and stress testing. The credit risk management aims to provide support to strategy definition, as well as setting limits and anticipating trends, and evaluating the efficacy of the credit policy. Operating risks management is performed by the use of self-evaluation tools, monitoring of processes and services, and the quantitative measurement of operating losses, thus enabling a sound culture of monitoring and mitigating operating risks. Through a proprietary calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

Technology and Internet

2004 investments in Information Technology (IT) reached R$193 million. The main investments were IT processing capacity (42.0%), back-office infrastructure (21.0%) and expansion projects (15.6%).

The Internet Banking (IB) usage continued to expand in 2004, and reached approximately 170 million transactions. IB has become an important service channel thanks to its agility and convenience.

Corporate Governance

The best corporate governance practices have long been present at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act whenever required by scenario changes.

Changes in the Organizational Structure

The 2004 changes in the organizational structure were in line with the bank’s strategy to accelerate its growth rate. A number of changes took place during the course of the year, aiming to renew and simplify structures, thus contributing to an even more agile decision-making process. The changes included replacements of top executives, some of them due to statutory age limits.

Pedro Moreira Salles was elected CEO and became Vice-Chairman of the Board of Directors. Pedro Sampaio Malan was elected Chairman of the Board of Directors. Joaquim Francisco de Castro Neto, who served 31 years as executive officer and CEO of the bank, was invited to be a Member of the Board. Armínio Fraga also became Member of the Board. Back-office and supporting areas, formerly under management of business areas, were reconfigured to provide increased synergy and now report directly to the CEO.

The Audit Committee, as per Brazilian Law, was established. The Audit Committee has the power to, among other responsibilities, indicate, ad referendum of the Board of Directors, the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as the Internal Auditing; establish, release, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, or improvement, of internal policies and strategies.

Reverse Stock Split

Unibanco and Unibanco Holdings made a reverse stock split of their shares (common, preferred and Units), at the ratio of 100 shares for every 1 share, effective as of August 30 2004. The shares are now quoted on a per share basis. In the same date, the Global Depositary Shares (GDSs) traded abroad were made equivalent to 5 Units, instead of 500 Units. There was no change in the number of GDSs issued or in the value of their pricing.

Market Maker for Units

Unibanco retained, in May 2004, LatinFinance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for Units (UBBR11) in the BOVESPA, the São Paulo Stock Exchange.

Secondary Offer of Units

In February 2005, Commerzbank and BNL sold, by means of a secondary public distribution, 45,897,387 Units, representing 7.2% of Unibanco’s preferred stock and 8.9% of Unibanco Holdings’ preferred stock. As a result, both Commerzbank and BNL are no longer Unibanco’s shareholders.

The operation amounted to R$718 million, at the price of R$15.65 per Unit. 9.09% of the sales were distributed via retail, whereas institutional investors acquired the balance. The operation was only carried out in the Brazilian market. The Units float posted an increase of 70.3% in Brazil and of 11.5% in total, as compared to December 2004.

Stock Trading

The volume of GDSs (NYSE: UBB) traded in the New York Stock Exchange (NYSE) in year 2004 was US$3.1 billion. At Bovespa, the volume of Unibanco and Unibanco Holdings stock traded reached R$1,130 million. The Units (Bovespa: UBBR11) have appreciated 28.0% and the GDS traded at NYSE have appreciated 30.0% in US$ terms. During the course of the year, Ibovespa was up 17.8% and the Dow Jones was up 3.2%.

Unibanco is listed at Bovespa since 1968 and at NYSE since 1997 (first Brazilian bank listed at NYSE). In both markets, the same standards of information release are maintained, including the presentation of financial statements prepared in accordance with both Brazilian and US accounting standards, as well as compliance with the regulations of the Brazilian Securities Commission (CVM –Comissão de Valores Mobiliários) and of the United States’ SEC – Securities and Exchange Commission.

Unibanco in the IBrX-50 index

In September 1st, 2004, the Unit became part of the IBrX-50 Index, with 2.724% weight in the theoretical portfolio. In the current index composition, effective from January to April 2005, Units’ weight has increased to 2.926%.

The IBrX-50 index comprises the 50-best classified stocks according to a negotiability index, calculated by Bovespa, and that have a trading floor presence of at least 80%, measured in the last twelve months. The inclusion of the Units in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

Market Recognition – IR Website

In January 2005, for the second consecutive year, Unibanco Investor Relations (IR) website was awarded the Top1 prize as the best among Banks & Financial Services by technical criteria. It was also ranked second best in Latin America in the overall Top 5 Award ranking, promoted by MZ Consult, with the support of JP Morgan, KPMG and Linklaters. It was the 6th year in a row that Unibanco’s IR website was awarded Top5. This year, the number of companies that signed up for the contest increased 63%, reaching 426 companies from 42 countries. The IR website is instrumental in the communication between Unibanco and the capitals market.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that for the year ended December 31, 2004, Unibanco retained professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$1,606 thousand, or approximately 33.2% of the fees for the external auditing of Consolidated Unibanco. Of that amount, R$1,553 thousand refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005. The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2004
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	December 31,2004

10.0.0.00.00.00	TOTAL ASSETS	68,092,294.60
10.1.0.00.00.00	CURRENT ASSETS	46,314,500.86
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,329,114.85
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	18,857,552.40
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,628,038.39
10.1.2.22.00.00	Interbank Deposits	7,229,514.01
10.1.3.00.00.00	MARKETABLE SECURITIES	5,034,206.43
10.1.3.10.00.00	Own Portfolio	1,496,909.31
10.1.3.20.00.00	Subject to Repurchase Commitments	1,512,703.87
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,305,351.76
10.1.3.40.00.00	Pledged under Guarantees Rendered	131,165.29
10.1.3.60.00.00	Securities Held to Maturity	3,947.47
10.1.3.85.00.00	Derivative Financial Instruments	584,128.73
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,597,368.97
10.1.4.10.00.00	Payments and Receipts Pending Settlement	6,855.18
10.1.4.20.00.00	Compulsory Deposits	4,561,201.07
10.1.4.20.10.00	Brazilian Central Bank	4,558,523.14
10.1.4.20.40.00	National Housing System - SFH	2,677.93
10.1.4.80.00.00	Correspondent Banks	29,312.72
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	142,461.58
10.1.5.10.00.00	Third-party Funds in Transit	663.00
10.1.5.20.00.00	Internal Transfers of Funds	141,798.58
10.1.6.00.00.00	LENDING OPERATIONS	12,792,320.65
10.1.6.10.00.00	Lending Operations	13,579,692.79
10.1.6.10.10.00	Public Sector	234,725.10
10.1.6.10.20.00	Private Sector	13,344,967.69
10.1.6.90.00.00	Allowance for Lending Losses	(787,372.14)
10.1.8.00.00.00	OTHER CREDITS	3,365,436.65
10.1.8.20.00.00	Foreign Exchange Portfolio	2,014,362.63
10.1.8.30.00.00	Income Receivable	128,463.60
10.1.8.40.00.00	Negotiation and Intermediation of Securities	67.88
10.1.8.70.00.00	Sundry	1,248,455.94
10.1.8.90.00.00	Allowance for Other Credits Losses	(25,913.40)
10.1.9.00.00.00	OTHER ASSETS	196,039.33
10.1.9.40.00.00	Other Assets	58,469.15
10.1.9.70.00.00	Allowance for Other Assets Losses	(16,510.86)
10.1.9.90.00.00	Prepaid Expenses	154,081.04
10.2.0.00.00.00	LONG-TERM ASSETS	15,946,567.91
10.2.2.00.00.00	INTERBANK INVESTMENTS	921,093.83
10.2.2.22.00.00	Interbank Deposits	921,093.83
10.2.3.00.00.00	MARKETABLE SECURITIES	4,197,690.88
10.2.3.10.00.00	Own Portfolio	2,126,399.58
10.2.3.20.00.00	Subject to Repurchase Commitments	1,475,607.30
10.2.3.70.00.00	Pledged with Brazilian Central Bank	121,003.18
10.2.3.40.00.00	Pledged under Guarantees Rendered	346,855.36
10.2.3.85.00.00	Derivative Financial Instruments	127,825.46
10.2.4.00.00.00	INTERBANK ACCOUNTS	45,963.56
10.2.4.20.00.00	Compulsory Deposits	45,963.56
10.2.4.20.40.00	National Housing System - SFH	45,963.56
10.2.6.00.00.00	LENDING OPERATIONS	7,536,036.51
10.2.6.10.00.00	Lending Operations	7,866,077.71
10.2.6.10.10.00	Public Sector	444,499.27
10.2.6.10.20.00	Private Sector	7,421,578.44
10.2.6.90.00.00	Allowance for Lending Losses	(330,041.20)
10.2.8.00.00.00	OTHER CREDITS	3,179,042.14
10.2.8.10.00.00	Receivables on Guarantees Honored	34.54
10.2.8.20.00.00	Foreign Exchange Portfolio	28.98
10.2.8.30.00.00	Income Receivable	2,259.16
10.2.8.70.00.00	Sundry	3,179,587.70
10.2.8.90.00.00	Allowance for Other Credits Losses	(2,868.24)
10.2.9.00.00.00	OTHER ASSETS	66,740.99
10.2.9.90.00.00	Prepaid Expenses	66,740.99
10.3.0.00.00.00	PERMANENT ASSETS	5,831,225.83
10.3.1.00.00.00	INVESTMENTS	5,078,309.90
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,046,551.34
10.3.1.20.10.00	Local	4,056,161.38
10.3.1.20.20.00	Foreign	990,389.96
10.3.1.50.00.00	Other Investments	62,538.99
10.3.1.90.00.00	Allowance for Losses	(30,780.43)
10.3.2.00.00.00	FIXED ASSETS	348,610.21
10.3.2.30.00.00	Land and buildings in use	164,871.12
10.3.2.40.00.00	Other Fixed Assets	776,390.71
10.3.2.90.00.00	Accumulated Depreciation	(592,651.62)
10.3.4.00.00.00	DEFERRED CHARGES	404,305.72
10.3.4.10.00.00	Organization and Expansion Costs	799,391.65
10.3.4.90.00.00	Accumulated Amortization	(395,085.93)
40.0.0.00.00.00	TOTAL LIABILITIES	68,092,294.60
40.1.0.00.00.00	CURRENT LIABILITIES	39,841,112.60
40.1.1.00.00.00	DEPOSITS	24,137,446.67
40.1.1.10.00.00	Demand Deposits	2,845,808.44
40.1.1.20.00.00	Savings Deposits	5,471,322.51
40.1.1.30.00.00	Interbank Deposits	1,357,429.64
40.1.1.40.00.00	Time Deposits	14,462,886.08
40.1.2.00.00.00	Securities Sold under Repurchase Agreements	7,756,014.72
40.1.2.10.00.00	Own Portfolio	2,999,522.74
40.1.2.20.00.00	Third Parties Portfolio	4,144,451.97
40.1.2.30.00.00	Unrestricted Portfolio	612,040.01
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,276,508.74
40.1.3.30.00.00	Mortgage Notes	329,910.25
40.1.3.50.00.00	Securities Abroad	946,598.49
40.1.4.00.00.00	INTERBANK ACCOUNTS	30,918.14
40.1.4.10.00.00	Receipts and Payments Pending Settlement	6,693.69
40.1.4.40.00.00	Correspondent Banks	24,224.45
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	387,346.25
40.1.5.10.00.00	Third-Party Funds in Transit	387,341.25
40.1.5.20.00.00	Internal Transfer of Funds	5.00
40.1.6.00.00.00	BORROWINGS	2,088,847.52
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	348.75
40.1.6.30.00.00	Foreign Borrowings	2,088,498.77
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,256,489.80
40.1.7.10.00.00	National Treasury	8,320.02
40.1.7.30.00.00	BNDES (National Economic Development Bank)	720,790.60
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	465,965.29
40.1.7.90.00.00	Other Institutions	61,413.89
40.1.8.00.00.00	FOREIGN ONLENDINGS	45,870.72
40.1.8.10.00.02	Foreign Onlendings	45,870.72
40.1.9.00.00.00	OTHER LIABILITIES	2,861,670.04
40.1.9.10.00.00	Collection of Taxes and Social Contributions	47,602.93
40.1.9.20.00.00	Foreign Exchange Portfolio	943,902.29
40.1.9.30.00.00	Social and Statutory	333,670.89
40.1.9.40.00.00	Taxes and Social Security	167,836.97
40.1.9.50.00.00	Negotiation and Intermediation of Securities	9,155.71
40.1.9.85.00.00	Subordinated Debit	11,366.80
40.1.9.87.00.00	Derivative Financial Instruments	255,929.46
40.1.9.90.00.00	Sundry	1,092,204.99
40.2.0.00.00.00	LONG-TERM LIABILITIES	20,125,457.05
40.2.1.00.00.00	DEPOSITS	9,862,034.76
40.2.1.30.00.00	Interbank Deposits	366,516.01
40.2.1.40.00.00	Time Deposits	9,495,518.75
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	350,808.85
40.2.3.30.00.00	Mortgage Notes	3,716.57
40.2.3.50.00.00	Securities Abroad	347,092.28
40.2.6.00.00.00	BORROWINGS	747,704.23
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	732.33
40.2.6.30.00.00	Foreign Borrowings	746,971.90
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,180,895.68
40.2.7.20.00.00	National Treasury	66,446.89
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,040,598.82
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	68,872.40
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,004,977.57
40.2.8.00.00.00	FOREIGN ONLENDINGS	208,385.46
40.2.8.10.00.00	Foreign Onlendings	208,385.46
40.2.9.00.00.00	OTHER LIABILITIES	5,775,628.07
40.2.9.40.00.00	Taxes and Social Security	601,775.30
40.2.9.85.00.00	Subordinated Debt	1,902,451.56
40.2.9.87.00.00	Derivative Financial Instruments	82,860.05
40.2.9.90.00.00	Sundry	3,188,541.16
40.5.0.00.00.00	DEFERRED INCOME	19,342.34
40.5.1.00.00.00	Deferred Income	19,342.34
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,106,382.61
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,472,221.88
40.6.1.20.00.00	Foreign Residents	1,527,778.12
40.6.4.00.00.00	Capital Reserves	158,893.70
40.6.5.00.00.00	Revaluation Reserves	7,492.12
40.6.6.00.00.00	Revenue Reserves	3,075,279.80
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(83,860.21)
40.6.9.00.00.00	Treasury Stocks	(51,422.80)

7003 - STATEMENT OF INCOME

		From October 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to December 31, 2004	to December 31, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,388,910.35	8,789,402.07
10.1.1.10.10.11	Lending Operations	1,059,382.16	4,369,054.90
10.1.1.10.10.15	Marketable Securities	879,988.06	3,408,699.57
10.1.1.10.10.16	Derivative Financial Instruments	333,448.17	604,147.69
10.1.1.10.10.19	Compulsory Deposits	116,091.96	407,499.91
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,523,994.82)	(5,880,095.97)
10.1.1.10.20.12	Deposits and Securities Sold	(1,268,617.83)	(4,850,769.92)
10.1.1.10.20.18	Borrowings and Onlendings	213,521.64	(390,268.09)
10.1.1.10.20.14	Foreign Exchange Transactions	(250,936.40)	(82,626.91)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(217,962.23)	(556,431.05)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	864,915.53	2,909,306.10
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(460,305.47)	(1,478,399.79)
10.1.1.20.21.00	Services Rendered	416,808.26	1,559,818.67
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(417,873.79)	(1,491,115.54)
10.1.1.20.24.00	Other Administrative Expenses	(435,687.83)	(1,613,590.29)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(104,051.42)	(316,049.29)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	301,958.03	1,076,339.39
10.1.1.20.25.00	Other Operating Income	46,848.73	147,106.67
10.1.1.20.32.00	Other Operating Expenses	(268,307.45)	(840,909.40)
10.1.1.00.00.00	OPERATING INCOME	404,610.06	1,430,906.31
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,212.49)	(20,478.70)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	399,397.57	1,410,427.61
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	24,093.27	35,805.81
10.2.1.00.00.00	Provision for Income Tax	(313,842.77)	(314,143.93)
10.2.2.00.00.00	Provision for Social Contribution	(16,679.67)	(16,881.73)
10.2.3.00.00.00	Deferred Tax Asset	354,615.71	366,831.47
10.3.0.00.00.00	PROFIT SHARING	(48,001.71)	(163,025.17)
10.0.0.00.00.00	NET INCOME	375,489.13	1,283,208.25
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(151,000,00)	(526,508.58)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000268953015893	0.000919128414866

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT OCTOBER 1, 2004	5,000,000.00	158,685.10	9,678.82	355,987.36	2,327,591.54	(59,509.81)	191,444.18	(51,422.80)	7,932,454.39
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(24,232.41)	-	(24,232.41)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	(24,246.38)	-	24,246.38	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(24,350.40)	-	-	(24,350.40)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.07.00.00	REVALUATION OF OWN PROPERTY	-	-	128.59	-	-	-	-	-	128.59
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	208.60	-	-	-	-	-	-	208.60
00.0.1.15.00.00	REVALUATION RESERVE ON SUBSIDIARIES/ASSOCIATED	-	-	(2,315.29)	-	-	-	-	-	(2,315.29)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	375,489.13	-	375,489.13
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	35,122.36	380,824.92	-	(415,947.28)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(151,000.00)	-	(151,000.00)
00.0.1.00.00.00	AT DECEMBER 31, 2004	5,000,000.00	158,893.70	7,492.12	391,109.72	2,684,170.08	(83,860.21)	-	(51,422.80)	8,106,332.61
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	208.60	(2,186.70)	35,122.36	356,578.54	(24,350.40)	(191,444.18)	-	173,928.22
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000001081573397

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2004 to December 31, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,414,735.46
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	1,073,002.09
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	4,294.91
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(24,232.41)
10.3.3.00.00.00	Other (+/-)	(24,232.41)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,361,670.87
10.5.1.00.00.00	Increase in Liabilities	2,338,940.73
10.5.1.01.00.00	Deposits	2,338,564.61
10.5.1.08.00.00	Borrowings and Onlendings	376.12
10.5.2.00.00.00	Decrease in Assets	3,626,257.02
10.5.2.01.00.00	Interbank Investments	1,237,120.47
10.5.2.02.00.00	Marketable Securities	1,071,688.50
10.5.2.03.00.00	Interbank and Interdepartmental accounts	102,757.29
10.5.2.06.00.00	Other Credits	1,214,690.76
10.5.3.00.00.00	Sale of Assets and Investments	278,092.60
10.5.3.02.00.00	Foreclosed Assets	12,389.17
10.5.3.03.00.00	Fixed Assets	2,283.14
10.5.3.05.00.00	Investments	263,420.29
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	118,380.52
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,957,899.79
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	151,000.00
20.4.0.00.00.00	INVESTMENTS IN	69,094.88
20.4.2.00.00.00	Foreclosed Assets	3,363.36
20.4.3.00.00.00	Fixed Assets	24,818.87
20.4.5.00.00.00	Investments	40,912.65
20.5.0.00.00.00	DEFERRED CHARGES	50,115.77
20.6.0.00.00.00	INCREASE IN ASSETS	996,369.69
20.6.4.00.00.00	Lending Operations	983,876.15
20.6.7.00.00.00	Other Assets	12,493.54
20.7.0.00.00.00	DECREASE IN LIABILITIES	5,691,319.45
20.7.2.00.00.01	Securities Sold under Repurchase Agreements	3,625,296.81
20.7.5.00.00.00	Mortgage Notes	172,667.15
20.7.7.00.00.00	Interbank and Interdepartmental accounts	492,860.03
20.7.9.00.00.00	Other Liabilities	1,400,495.46
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	456,835.67

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	872,279.18
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,329,114.85
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	456,835.67

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31,2004

10.0.0.00.00.00	TOTAL ASSETS	79,349,712.49
10.1.0.00.00.00	CURRENT ASSETS	56,945,573.66
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,561,263.91
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	14,215,480.20
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,513,002.57
10.1.2.22.00.00	Interbank Deposits	2,702,477.63
10.1.3.00.00.00	MARKETABLE SECURITIES	11,505,302.60
10.1.3.10.00.00	Own Portfolio	7,582,700.75
10.1.3.20.00.00	Subject to Repurchase Commitments	1,646,828.02
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,306,108.96
10.1.3.40.00.00	Pledged under Guarantees Rendered	502,850.30
10.1.3.60.00.00	Securities Held to Maturity	3,947.47
10.1.3.85.00.00	Derivative Financial Instruments	462,867.10
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,792,058.10
10.1.4.10.00.00	Payments and Receipts Pending Settlement	8,815.43
10.1.4.20.00.00	Compulsory Deposits	4,753,167.68
10.1.4.20.10.00	Brazilian Central Bank	4,750,489.75
10.1.4.20.40.00	National Housing System - SFH	2,677.93
10.1.4.80.00.00	Correspondent Banks	30,074.99
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	142,483.67
10.1.5.10.00.00	Third-party Funds in Transit	684.99
10.1.5.20.00.00	Internal Transfers of Funds	141,798.68
10.1.6.00.00.00	LENDING OPERATIONS	18,322,993.78
10.1.6.10.00.00	Lending Operations	19,587,436.83
10.1.6.10.10.00	Public Sector	234,725.10
10.1.6.10.20.00	Private Sector	19,352,711.73
10.1.6.90.00.00	Allowance for Lending Losses	(1,264,443.05)
10.1.7.00.00.00	LEASING OPERATIONS	333,586.61
10.1.7.10.00.00	Leasing Operations	673,704.08
10.1.7.10.20.00	Public Sector	673,704.08
10.1.7.80.00.00	Unearned Leasing Income	(335,272.94)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,844.53)
10.1.8.00.00.00	OTHER CREDITS	5,689,609.06
10.1.8.20.00.00	Foreign Exchange Portfolio	2,014,362.63
10.1.8.30.00.00	Income Receivable	92,526.26
10.1.8.40.00.00	Negotiation and Intermediation of Securities	118,674.27
10.1.8.70.00.00	Sundry	3,494,989.27
10.1.8.90.00.00	Allowance for Other Credits Losses	(30,943.37)
10.1.9.00.00.00	OTHER ASSETS	382,795.73
10.1.9.40.00.00	Other Assets	141,485.86
10.1.9.70.00.00	Allowance for Other Assets Losses	(40,945.66)
10.1.9.90.00.00	Prepaid Expenses	282,255.53
10.2.0.00.00.00	LONG-TERM ASSETS	19,680,577.79
10.2.2.00.00.00	INTERBANK INVESTMENTS	161,359.87
10.2.2.22.00.00	Interbank Deposits	161,359.87
10.2.3.00.00.00	MARKETABLE SECURITIES	5,098,635.35
10.2.3.10.00.00	Own Portfolio	3,034,914.50
10.2.3.20.00.00	Subject to Repurchase Commitments	1,475,607.30
10.2.3.70.00.00	Pledged with Brazilian Central Bank	121,003.18
10.2.3.40.00.00	Pledged under Guarantees Rendered	349,936.16
10.2.3.85.00.00	Derivative Financial Instruments	117,174.21
10.2.4.00.00.00	INTERBANK ACCOUNTS	45,963.56
10.2.4.20.00.00	Compulsory Deposits	45,963.56
10.2.4.20.40.00	National Housing System - SFH	45,963.56
10.2.6.00.00.00	LENDING OPERATIONS	8,485,997.08
10.2.6.10.00.00	Lending Operations	8,839,644.70
10.2.6.10.10.00	Public Sector	444,499.27
10.2.6.10.20.00	Private Sector	8,395,145.43
10.2.6.90.00.00	Allowance for Lending Losses	(353,647.62)
10.2.7.00.00.00	LEASING OPERATIONS	297,114.36
10.2.7.10.00.00	Leasing Operations	643,270.73
10.2.7.10.20.00	Private Sector	643,270.73
10.2.7.80.00.00	Unearned Leasing Income	(341,652.66)
10.2.7.90.00.00	Allowance for Leasing Losses	(4,503.71)
10.2.8.00.00.00	OTHER CREDITS	5,480,355.23
10.2.8.10.00.00	Receivables on Guarantees Honored	34.54
10.2.8.20.00.00	Foreign Exchange Portfolio	28.98
10.2.8.30.00.00	Income Receivable	2,259.16
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,590.76
10.2.8.70.00.00	Sundry	5,486,525.83
10.2.8.90.00.00	Allowance for Other Credits Losses	(11,084.04)
10.2.9.00.00.00	OTHER ASSETS	111,152.34
10.2.9.90.00.00	Prepaid Expenses	111,152.34
10.3.0.00.00.00	PERMANENT ASSETS	2,723,561.04
10.3.1.00.00.00	INVESTMENTS	1,157,989.94
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	987,326.89
10.3.1.20.10.00	Local	987,326.89
10.3.1.50.00.00	Other Investments	233,539.85
10.3.1.90.00.00	Allowance for Losses	(62,876.80)
10.3.2.00.00.00	FIXED ASSETS	850,891.12
10.3.2.30.00.00	Land and buildings in use	581,889.38
10.3.2.40.00.00	Other Fixed Assets	1,261,810.20
10.3.2.90.00.00	Accumulated Depreciation	(992,808.46)
10.3.3.00.00.00	LEASED FIXED ASSETS	203.45
10.3.3.20.00.00	Leased Assets	464.54
10.3.3.90.00.00	Accumulated Depreciation	(261.09)
10.3.4.00.00.00	DEFERRED CHARGES	714,476.53
10.3.4.10.00.00	Organization and Expansion Costs	1,284,645.72
10.3.4.90.00.00	Accumulated Amortization	(570,169.19)
40.0.0.00.00.00	TOTAL LIABILITIES	79,349,712.49
40.1.0.00.00.00	CURRENT LIABILITIES	44,842,492.20
40.1.1.00.00.00	DEPOSITS	24,220,402.01
40.1.1.10.00.00	Demand Deposits	3,218,941.96
40.1.1.20.00.00	Savings Deposits	5,965,586.08
40.1.1.30.00.00	Interbank Deposits	32,271.38
40.1.1.40.00.00	Time Deposits	15,003,602.59
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,565,260.59
40.1.2.10.00.00	Own Portfolio	2,956,440.05
40.1.2.20.00.00	Third Parties Portfolio	4,000,302.56
40.1.2.30.00.00	Unrestricted Portfolio	608,517.98
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,220,882.05
40.1.3.30.00.00	Mortgage Notes	373,004.21
40.1.3.50.00.00	Securities Abroad	847,877.84
40.1.4.00.00.00	INTERBANK ACCOUNTS	21,316.92
40.1.4.10.00.00	Receipts and Payments Pending Settlement	16,329.10
40.1.4.40.00.00	Correspondent Banks	4,987.82
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	387,857.58
40.1.5.10.00.00	Third-Party Funds in Transit	387,446.66
40.1.5.20.00.00	Internal Transfer of Funds	410.92
40.1.6.00.00.00	BORROWINGS	2,189,053.06
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	348.75
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	141,293.08
40.1.6.30.00.00	Foreign Borrowings	2,047,411.23
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,597,704.68
40.1.7.10.00.00	National Treasury	8,320.02
40.1.7.30.00.00	BNDES (National Economic Development Bank)	720,790.60
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	807,180.17
40.1.7.90.00.00	Other Institutions	61,413.89
40.1.8.00.00.00	FOREIGN ONLENDINGS	45,870.72
40.1.8.10.00.00	Foreign Onlendings	45,870.72
40.1.9.00.00.00	OTHER LIABILITIES	7,594,144.59
40.1.9.10.00.00	Collection of Taxes and Social Contributions	49,739.73
40.1.9.20.00.00	Foreign Exchange Portfolio	943,902.29
40.1.9.30.00.00	Social and Statutory	408,151.16
40.1.9.40.00.00	Taxes and Social Security	543,873.80
40.1.9.50.00.00	Negotiation and Intermediation of Securities	209,583.66
40.1.9.85.00.00	Subordinated Debt	11,005.74
40.1.9.87.00.00	Derivative Financial Instruments	197,982.90
40.1.9.90.00.00	Sundry	5,229,905.31
40.2.0.00.00.00	LONG-TERM LIABILITIES	25,471,411.55
40.2.1.00.00.00	DEPOSITS	9,310,018.44
40.2.1.30.00.00	Interbank Deposits	88,301.45
40.2.1.40.00.00	Time Deposits	9,221,716.99
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	358,312.84
40.2.3.00.00.00	Mortgage Notes	3,716.57
40.2.3.50.00.00	Securities Abroad	354,596.27
40.2.6.00.00.00	BORROWINGS	633,876.94
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	732.33
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	5,956.47
40.2.6.30.00.00	Foreign Borrowings	627,188.14
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,563,981.40
40.2.7.10.00.00	National Treasury	66,446.90
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,040,598.82
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	68,872.40
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,388,063.28
40.2.8.00.00.00	FOREIGN ONLENDINGS	208,385.46
40.1.8.10.00.00	Foreign Onlendings	208,385.46
40.2.9.00.00.00	OTHER LIABILITIES	11,396,836.47
40.2.9.40.00.00	Taxes and Social Security	1,303,521.35
40.2.9.50.00.00	Negotiation and Intermediation of Securities	37,752.56
40.2.9.85.00.00	Subordinated Debt	1,887,513.30
40.2.9.87.00.00	Derivative Financial Instruments	71,447.43
40.2.9.90.00.00	Sundry	8,096,601.83
40.5.0.00.00.00	DEFERRED INCOME	156,946.59
40.5.1.00.00.00	Deferred Income	156,946.59
40.9.0.00.00.00	MINORITY INTEREST	772,479.54
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,106,382.61
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,472,221.88
40.6.1.20.00.00	Foreign Residents	1,527,778.12
40.6.4.00.00.00	Capital Reserves	158,893.70
40.6.5.00.00.00	Revaluation Reserve	7,492.12
40.6.6.00.00.00	Revenue Reserves	3,075,279.80
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(83,860.21)
40.6.9.00.00.00	Treasury Stocks	(51,422.80)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From October 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to December 31, 2004	to December 31, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,008,634.54	11,557,977.60
10.1.1.10.10.11	Lending Operations	1,895,354.69	7,550,186.53
10.1.1.10.10.13	Leasing Operations	30,979.34	108,554.53
10.1.1.10.10.15	Marketable Securities	679,878.05	3,029,134.97
10.1.1.10.10.16	Derivative Financial Instruments	286,004.55	460,798.60
10.1.1.10.10.19	Compulsory Deposits	116,417.91	409,302.97
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,645,090.50)	(6,701,588.10)
10.1.1.10.20.12	Deposits and Securities Sold	(1,184,731.16)	(4,831,393.05)
10.1.1.10.20.14	Borrowings and Onlendings	205,743.83	(494,073.23)
10.1.1.10.10.17	Foreign Exchange Transactions	(265,598.31)	(71,270.75)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(400,504.86)	(1,304,851.07)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,363,544.04	4,856,389.50
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(831,337.18)	(2,896,016.02)
10.1.1.20.21.00	Services Rendered	850,263.08	3,240,660.11
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(543,663.31)	(2,013,898.93)
10.1.1.20.24.00	Other Administrative Expenses	(821,396.60)	(3,044,077.32)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(237,740.81)	(767,835.81)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	5,892.68	13,860.55
10.1.1.20.25.00	Other Operating Income	1,302,135.02	4,772,679.55
10.1.1.20.32.00	Other Operating Expenses	(1,386,827.24)	(5,097,404.17)
10.1.1.00.00.00	OPERATING INCOME	532,206.86	1,960,373.48
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	36,142.47	37,191.75
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	568,349.33	1,997,565.23
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(100,973.99)	(338,866.57)
10.2.1.00.00.00	Provision for income tax	(369,167.25)	(553,948.45)
10.2.2.00.00.00	Provision for social contribution	(39,259.34)	(106,057.87)
10.2.3.00.00.00	Deferred tax asset	307,452.60	321,139.75
10.3.0.00.00.00	PROFIT SHARING	(63,477.21)	(235,683.79)
40.0.0.00.00.00	MINORITY INTEREST	(28,409.00)	(139,806.62)
10.0.0.00.00.00	NET INCOME	403,898.13	1,423,014.87
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(151,000.00)	(526,508.58)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000268953015893	0.000919128414866

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT OCTOBER 1, 2004	5,000,000.00	158,685.10	9,678.82	355,987.36	2,327,591.54	(59,509.81)	191,444.18	(51,422.80)	7,932,454.39
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(24,232.41)	-	(24,232.41)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	(24,246.38)	-	24,246.38	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(24,350.40)	-	-	(24,350.40)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.07.00.00	REVALUATION OF OWN PROPERTY	-	-	128.59	-	-	-	-	-	128.59
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	208.60	-	-	-	-	-	-	208.60
00.0.1.15.00.00	REVALUATION RESERVE ON SUBSIDIARIES/ASSOCIATED	-	-	(2,315.29)	-	-	-	-	-	(2,315.29)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	375,489.13	-	375,489.13
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	35,122.36	380,824.92	-	(415,947.28)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(151,000.00)	-	(151,000.00)
00.0.1.00.00.00	AT DECEMBER 31, 2004	5,000,000.00	158,893.70	7,492.12	391,109.72	2,684,170.08	(83,860.21)	-	(51,422.80)	8,106,382.61
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	208.60	(2,186.70)	35,122.36	356,578.54	(24,350.40)	(191,444.18)	-	173,928.22
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000001081573397

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2004 to December 31, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,886,481.24
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	1,315,517.79
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	54,511.54
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(24,232.41)
10.3.3.00.00.00	Other (+/-)	(24,232.41)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,540,684.32
10.5.1.00.00.00	Increase in Liabilities	1,486,363.55
10.5.1.01.00.00	Deposits	1,486,363.55
10.5.2.00.00.00	Decrease in Assets	4,706,810.63
10.5.2.01.00.00	Interbank Investments	2,180,158.02
10.5.2.02.00.00	Marketable Securities	1,208,095.89
10.5.2.03.00.00	Interbank and Interdepartmental accounts	224,615.74
10.5.2.06.00.00	Other Credits	1,093,940.98
10.5.3.00.00.00	Sale of Assets and Investments	347,510.14
10.5.3.02.00.00	Foreclosed Assets	62,786.91
10.5.3.03.00.00	Fixed Assets	110,530.16
10.5.3.05.00.00	Investments	174,193.07
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7,651,255.13
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	151,000.00
20.4.0.00.00.00	INVESTMENTS IN	347,720.22
20.4.2.00.00.00	Foreclosed Assets	10,412.23
20.4.3.00.00.00	Fixed Assets	59,803.84
20.4.5.00.00.00	Investments	277,504.15
20.5.0.00.00.00	DEFERRED CHARGES	62,829.77
20.6.0.00.00.00	INCREASE IN ASSETS	662,794.92
20.6.4.00.00.00	Lending Operations	575,465.46
20.6.5.00.00.01	Leasing Operations	66,725.31
20.6.7.00.00.00	Other Assets	20,604.15
20.7.0.00.00.00	DECREASE IN LIABILITIES	6,426,910.22
20.7.2.00.00.01	Securities Sold under Repurchase Agreements	3,699,407.85
20.7.5.00.00.00	Mortgage Notes	147,282.95
20.7.7.00.00.00	Interbank and Interdepartmental accounts	534,566.66
20.7.8.00.00.00	Borrowings and Onlendings	320,602.40
20.7.9.00.00.00	Other Liabilities	1,725,050.36
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	235,226.11

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,326,037.80
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,561,263.91
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	235,226.11

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31,2004

10.0.0.00.00.00	TOTAL ASSETS	72,928,818.32
10.1.0.00.00.00	CURRENT ASSETS	50,126,509.90
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,482,525.13
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	13,727,938.21
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,635,001.59
10.1.2.22.00.00	Interbank Deposits	2,092,936.62
10.1.3.00.00.00	MARKETABLE SECURITIES	5,599,169.03
10.1.3.10.00.00	Own Portfolio	1,689,711.21
10.1.3.20.00.00	Subject to Repurchase Commitments	1,646,828.02
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,306,866.15
10.1.3.40.00.00	Pledged under Guarantees Rendered	489,570.74
10.1.3.60.00.00	Securities Held to Maturity	3,947.47
10.1.3.85.00.00	Derivative Financial Instruments	462,245.44
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,794,375.25
10.1.4.10.00.00	Payments and Receipts Pending Settlement	8,815.43
10.1.4.20.00.00	Compulsory Deposits	4,753,482.59
10.1.4.20.10.00	Brazilian Central Bank	4,750,804.66
10.1.4.20.40.00	National Housing System - SFH	2,677.93
10.1.4.80.00.00	Correspondent Banks	32,077.23
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	142,483.68
10.1.5.10.00.00	Third-party Funds in Transit	684.99
10.1.5.20.00.00	Internal Transfers of Funds	141,798.69
10.1.6.00.00.00	LENDING OPERATIONS	18,278,317.63
10.1.6.10.00.00	Lending Operations	19,592,012.88
10.1.6.10.10.00	Public Sector	234,725.10
10.1.6.10.20.00	Private Sector	19,357,287.78
10.1.6.90.00.00	Allowance for Lending Losses	(1,313,695.25)
10.1.7.00.00.00	LEASING OPERATIONS	31,789.63
10.1.7.10.00.00	Leasing Operations	377,051.33
10.1.7.10.20.00	Private Sector	377,051.33
10.1.7.80.00.00	Unearned Leasing Income	(340,417.17)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,844.53)
10.1.8.00.00.00	OTHER CREDITS	5,798,725.49
10.1.8.20.00.00	Foreign Exchange Portfolio	2,014,362.63
10.1.8.30.00.00	Income Receivable	112,780.23
10.1.8.40.00.00	Negotiation and Intermediation of Securities	118,670.80
10.1.8.70.00.00	Sundry	3,608,327.83
10.1.8.90.00.00	Allowance for Other Credits Losses	(55,416.00)
10.1.9.00.00.00	OTHER ASSETS	271,185.85
10.1.9.40.00.00	Other Assets	87,017.08
10.1.9.70.00.00	Allowance for Other Assets Losses	(29,905.65)
10.1.9.90.00.00	Prepaid Expenses	214,074.42
10.2.0.00.00.00	LONG-TERM ASSETS	17,820,959.87
10.2.2.00.00.00	INTERBANK INVESTMENTS	183,092.23
10.2.2.22.00.00	Interbank Deposits	183,092.23
10.2.3.00.00.00	MARKETABLE SECURITIES	4,194,178.87
10.2.3.10.00.00	Own Portfolio	2,132,832.01
10.2.3.20.00.00	Subject to Repurchase Commitments	1,475,607.29
10.2.3.70.00.00	Pledged with Brazilian Central Bank	121,003.18
10.2.3.40.00.00	Pledged under Guarantees Rendered	347,608.83
10.2.3.85.00.00	Derivative Financial Instruments	117,127.56
10.2.4.00.00.00	INTERBANK ACCOUNTS	45,963.56
10.2.4.20.00.00	Compulsory Deposits	45,963.56
10.2.4.20.40.00	National Housing System - SFH	45,963.56
10.2.6.00.00.00	LENDING OPERATIONS	8,505,627.83
10.2.6.10.00.00	Lending Operations	8,860,839.16
10.2.6.10.10.00	Public Sector	444,499.27
10.2.6.10.20.00	Private Sector	8,416,339.89
10.2.6.90.00.00	Allowance for Lending Losses	(355,211.33)
10.2.7.00.00.00	LEASING OPERATIONS	(38,122.89)
10.2.7.10.00.00	Leasing Operations	302,617.97
10.2.7.10.20.00	Private Sector	302,617.97
10.2.7.80.00.00	Unearned Leasing Income	(336,237.15)
10.2.7.90.00.00	Allowance for Leasing Losses	(4,503.71)
10.2.8.00.00.00	OTHER CREDITS	4,819,067.97
10.2.8.10.00.00	Receivables on Guarantees Honored	34.54
10.2.8.20.00.00	Foreign Exchange Portfolio	28.98
10.2.8.30.00.00	Income Receivable	2,259.16
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,590.76
10.2.8.70.00.00	Sundry	4,825,334.91
10.2.8.90.00.00	Allowance for Other Credits Losses	(11,180.38)
10.2.9.00.00.00	OTHER ASSETS	111,152.30
10.2.9.90.00.00	Prepaid Expenses	111,152.30
10.3.0.00.00.00	PERMANENT ASSETS	4,981,348.55
10.3.1.00.00.00	INVESTMENTS	3,016,349.07
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,505,661.35
10.3.1.20.10.00	Local Residents	2,196,657.01
10.3.1.20.20.00	Foreign residents	309,004.34
10.3.1.50.00.00	Other Investments	556,840.03
10.3.1.90.00.00	Allowance for Losses	(46,152.31)
10.3.2.00.00.00	FIXED ASSETS	381,677.70
10.3.2.30.00.00	Land and buildings in use	183,784.60
10.3.2.40.00.00	Other Fixed Assets	853,472.13
10.3.2.90.00.00	Accumulated Depreciation	(655,579.03)
10.3.3.00.00.00	LEASED FIXED ASSETS	989,561.73
10.3.3.20.00.00	Leased Assets	1,638,409.65
10.3.3.90.00.00	Accumulated depreciation	(648,847.92)
10.3.4.00.00.00	DEFERRED CHARGES	593,760.05
10.3.4.10.00.00	Organization and Expansion Costs	2,126,171.41
10.3.4.90.00.00	Accumulated Amortization	(1,532,411.36)
40.0.0.00.00.00	TOTAL LIABILITIES	72,928,818.32
40.1.0.00.00.00	CURRENT LIABILITIES	43,464,148.19
40.1.1.00.00.00	DEPOSITS	24,358,178.80
40.1.1.10.00.00	Demand Deposits	3,270,828.29
40.1.1.20.00.00	Savings Deposits	5,965,586.08
40.1.1.30.00.00	Interbank Deposits	9,398.73
40.1.1.40.00.00	Time Deposits	15,112,365.70
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,553,036.27
40.1.2.10.00.00	Own Portfolio	2,955,389.45
40.1.2.20.00.00	Third Parties Portfolio	3,989,128.84
40.1.2.30.00.00	Unrestricted Portfolio	608,517.98
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,177,679.38
40.1.3.30.00.00	Mortgage Notes	329,910.25
40.1.3.50.00.00	Securities Abroad	847,769.13
40.1.4.00.00.00	INTERBANK ACCOUNTS	21,303.56
40.1.4.10.00.00	Receipts and Payments Pending Settlement	16,329.10
40.1.4.40.00.00	Correspondent Banks	4,974.46
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	387,452.41
40.1.5.10.00.00	Third-Party Funds in Transit	387,446.66
40.1.5.20.00.00	Internal Transfer of Funds	5.75
40.1.6.00.00.00	BORROWINGS	2,041,410.09
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	348.75
40.1.6.30.00.00	Foreign Borrowings	2,041,061.34
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,597,081.73
40.1.7.10.00.00	National Treasury	8,320.02
40.1.7.30.00.00	BNDES (National Economic Development Bank)	720,790.60
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	61,413.89
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	806,557.22
40.1.8.00.00.00	FOREIGN ONLENDING	45,870.72
40.1.8.10.00.00	Foreign Onlending	45,870.72
40.1.9.00.00.00	OTHER LIABILITIES	6,282,135.23
40.1.9.10.00.00	Collection of Taxes and Social Contributions	49,898.54
40.1.9.20.00.00	Foreign Exchange Portfolio	943,902.29
40.1.9.30.00.00	Social and Statutory	364,992.06
40.1.9.40.00.00	Taxes and Social Security	371,033.49
40.1.9.50.00.00	Negotiation and Intermediation of Securities	209,423.54
40.1.9.85.00.00	Subordinated Debt	11,171.86
40.1.9.87.00.00	Derivative Financial Instruments	197,081.41
40.1.9.90.00.00	Sundry	4,134,632.04
40.2.0.00.00.00	LONG-TERM LIABILITIES	21,090,679.26
40.2.1.00.00.00	DEPOSITS	9,634,633.01
40.2.1.30.00.00	Interbank Deposits	110,033.81
40.2.1.40.00.00	Time Deposits	9,524,599.20
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	350,463.78
40.2.3.30.00.00	Mortgage Notes	3,716.57
40.2.3.50.00.00	Securities Abroad	346,747.21
40.2.6.00.00.00	BORROWINGS	627,920.46
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	732.33
40.2.6.30.00.00	Foreign Borrowings	627,188.13
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,563,981.39
40.2.7.10.00.00	National Treasury	66,446.89
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,040,598.82
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	68,872.40
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,388,063.28
40.2.8.00.00.00	FOREIGN ONLENDINGS	208,385.46
40.2.8.10.00.00	Foreign Onlendings	208,385.46
40.2.9.00.00.00	OTHER LIABILITIES	6,705,295.16
40.2.9.40.00.00	Taxes and Social Security	1,013,649.05
40.2.9.50.00.00	Negotiation and Intermediation of Securities	37,752.55
40.2.9.85.00.00	Subordinated Debt	1,890,167.70
40.2.9.87.00.00	Derivative Financial Instruments	71,396.73
40.2.9.90.00.00	Sundry	3,692,329.13
40.5.0.00.00.00	DEFERRED INCOME	39,082.70
40.5.1.00.00.00	Deferred Income	39,082.70
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,334,908.17
40.6.1.00.00.00	Capital	5,135,342.14
40.6.1.10.00.00	Local Residents	3,607,547.14
40.6.1.20.00.00	Foreign Residents	1,527,795.00
40.6.2.00.00.00	(Capital to be realized)	(1,000.00)
40.6.4.00.00.00	Capital Reserves	180,079.86
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	7,492.39
40.6.6.00.00.00	Revenue Reserves	3,119,538.01
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(82,026.56)
40.6.8.00.00.00	Retained earnings	26,905.13
40.6.9.00.00.00	Treasury Stock	(51,422.80)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From October 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to December 31, 2004	to December 31, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,546,965.07	10,880,899.51
10.1.1.10.10.11	Lending Operations	1,508,366.39	6,938,382.92
10.1.1.10.10.13	Leasing Operations	30,985.97	108,569.24
10.1.1.10.10.15	Marketable Securities	595,877.46	2,932,173.14
10.1.1.10.10.16	Derivative Financial Instruments	295,271.72	492,370.02
10.1.1.10.10.19	Compulsory Deposits	116,463.53	409,404.19
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,791,102.21)	(6,819,251.83)
10.1.1.10.20.12	Deposits and Securities Sold	(1,120,977.43)	(4,781,456.84)
10.1.1.10.20.14	Borrowings and Onlendings	190,020.89	(493,981.16)
10.1.1.10.20.18	Foreign Exchange Transactions	(246,076.29)	(51,593.66)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(614,069.38)	(1,492,220.17)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	755,862.86	4,061,647.68
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,363,889.68)	(3,420,316.58)
10.1.1.20.21.00	Services Rendered	544,881.22	2,026,751.14
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(448,270.96)	(1,620,487.33)
10.1.1.20.24.00	Other Administrative Expenses	(532,871.55)	(2,246,158.66)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(224,317.45)	(513,409.53)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	464,400.33	705,948.97
10.1.1.20.25.00	Other Operating Income	61,480.40	241,619.38
10.1.1.20.32.00	Other Operating Expenses	(1,229,191.67)	(2,014,580.55)
10.1.1.00.00.00	OPERATING INCOME	(608,026.82)	641,331.10
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	731,636.34	712,857.69
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	123,609.52	1,354,188.79
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	293,235.77	141,787.15
10.2.1.00.00.00	Provision for Income Tax	(35,392.24)	(116,268.96)
10.2.2.00.00.00	Provision for Social Contribution	(16,676.81)	(46,715.65)
10.2.3.00.00.00	Deferred Tax Asset	345,304.82	304,771.76
10.3.0.00.00.00	PROFIT SHARING	(53,457.67)	(194,679.57)
10.0.0.00.00.00	NET INCOME	363,387.62	1,301,296.37
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(151,000.00)	(526,508.58)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000260285021665	0.000932084460826

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2004 to December 31, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,293,580.44
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	926,647.49
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	3,575.81
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(28,511.55)
10.3.3.00.00.00	Other (+/-)	(28,511.55)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,391,868.69
10.5.1.00.00.00	Increase in Liabilities	1,786,700.01
10.5.1.01.00.00	Deposits	1,594,239.58
10.5.1.09.00.00	Other Liabilities	192,460.43
10.5.2.00.00.00	Decrease in Assets	4,260,916.11
10.5.2.01.00.00	Interbank Investments	2,362,601.40
10.5.2.02.00.00	Marketable Securities	1,441,408.34
10.5.2.03.00.00	Interbank and Interdepartmental accounts	230,162.94
10.5.2.05.00.00	Leasing Operations	3,536.14
10.5.2.06.00.00	Other Credits	223,207.29
10.5.3.00.00.00	Sale of Assets and Investments	305,253.70
10.5.3.02.00.00	Foreclosed Assets	60,145.60
10.5.3.03.00.00	Fixed Assets	5,555.49
10.5.3.04.00.00	Leased Fixed Assets	26,133.81
10.5.3.05.00.00	Investments	213,418.80
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	38,998.87
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7,077,083.38
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	151,000.00
20.4.0.00.00.00	INVESTMENTS IN	251,550.72
20.4.2.00.00.00	Foreclosed Assets	10,419.24
20.4.3.00.00.00	Fixed Assets	29,419.91
20.4.4.00.00.00	Leased Fixed Assets	170,417.85
20.4.5.00.00.00	Investments	41,293.72
20.5.0.00.00.00	DEFERRED CHARGES	50,190.56
20.6.0.00.00.00	INCREASE IN ASSETS	1,486,861.05
20.6.4.00.00.00	Lending Operations	1,431,522.36
20.6.7.00.00.00	Other Assets	55,338.69
20.7.0.00.00.00	DECREASE IN LIABILITIES	5,137,481.05
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	3,703,629.26
20.7.3.00.00.00	Resources from accepted exchange	676,270.45
20.7.7.00.00.00	Interbank and Interdepartmental accounts	564,905.68
20.7.8.00.00.00	Borrowings and Onlendings	192,675.66
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	216,497.06

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,266,028.07
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,482,525.13
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	216,497.06

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	December 31, 2004

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	76,483,803.00
10.1.0.00.00-2	AVAILABLE FUNDS	1,550,390.35
10.1.1.00.00-5	Cash	778,102.52
10.1.2.00.00-8	Bank Deposits	59,855.61
10.1.3.00.00-1	Free Reserves	5,599.64
10.1.5.00.00-7	Foreign Money Supply	706,832.58
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	659,440.57
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	47,392.01
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	14,360,904.80
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	11,530,537.28
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	6,777,944.98
10.2.1.10.10-4	Federal Government Securities	6,777,944.98
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	4,752,592.30
10.2.2.00.00-7	Interbank Deposits	2,725,903.17
10.2.2.10.00-4	INTERBANK DEPOSITS	2,725,903.17
10.2.6.00.00-9	Foreign Currency Investments	104,464.35
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	46,544.64
10.2.6.20.00-3	BRAZILIAN CENTRAL BANK - EXCESS OF POSITION	57,919.71
10.3.0.00.00-0	MARKETABLE SECURITIES	16,621,844.37
10.3.1.00.00-3	Marketable Securities	10,635,518.32
10.3.1.10.00-0	FIXED RATE SECURITIES	3,020,006.16
10.3.1.10.10-3	Federal Government Securities	712,313.23
10.3.1.10.30-9	Financial Institutions	444,735.98
10.3.1.10.90-7	Others	1,862,956.95
10.3.1.15.00-5	MUTUAL FUNDS	3,157,575.56
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	2,688,342.04
10.3.1.17.40-5	EQUITY FUNDS	2,688,342.04
10.3.1.20.00-7	FLOATING RATE SECURITIES - OTHERS	192,770.70
10.3.1.20.10-0	Listed Companies	91,718.68
10.3.1.20.20-3	Non-listed Companies	27,360.04
10.3.1.20.40-9	Equity Funds	73,691.98
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,576,823.86
10.3.1.85.10-7	Brazilian Sovereign Bonds	836,094.80
10.3.1.85.20-0	Securities of Foreign Governments	181,933.26
10.3.1.85.30-3	Brazilian State-Owned Companies	134,459.85
10.3.1.85.90-1	Others	424,335.95
10.3.2.00.00-6	Subject to Commitments	3,122,435.32
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	3,122,435.32
10.3.2.10.10-6	Federal Government Securities	3,069,743.81
10.3.2.10.90-0	Other	52,691.51
10.3.3.00.00-9	Subject to Negotiation and Intermediation of Securities	580,044.66
10.3.4.00.00-2	Pledged With Brazilian Central Bank	1,427,112.14
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	1,427,112.14
10.3.6.00.00-8	Pledged Under Guarantee Rendered	852,786.46
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	852,786.46
10.3.6.10.10-8	Federal Government Securities	847,653.08
10.3.6.10.90-2	Other	5,133.38
10.3.7.00.00-1	Unrestricted Notes	3,947.47
10.3.7.10.00-8	Unrestricted Notes	3,947.47
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,838,021.66
10.4.1.00.00-2	Check Clearing	8,815.43
10.4.2.00.00-5	Restricted Deposits	4,799,131.24
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	4,750,489.75
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	2,677.93
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	45,963.56
10.4.2.65.10-5	Novation Option	45,963.56
10.4.4.00.00-1	Correspondent Banks	30,074.99
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	142,222.96
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	26,156,650.69
10.6.1.00.00-0	Lending Operations	26,162,983.94
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	15,236,955.97
10.6.1.20.00-4	FINANCING	10,396,919.28
10.6.1.30.00-1	AGRICULTURAL	1,054,927.68
10.6.1.40.00-8	REAL ESTATE LOANS	1,066,182.09
10.6.1.40.30-7	Habitational Loans	1,066,182.09
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,592,001.08)
10.6.2.00.00-3	Leasing Operations	(6,333.25)
10.6.2.10.00-0	LEASING OPERATIONS	3,014.99
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(9,348.24)
10.9.0.00.00-4	OTHER RECEIVABLES	12,813,768.17
10.9.1.00.00-7	Guarantees Honored	34.54
10.9.2.00.00-0	Foreign Exchange	2,014,391.61
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	1,592,525.29
10.9.2.06.10-7	Export and Interbank Contracts	1,201,190.16
10.9.2.06.30-3	Financial Contracts	251,452.86
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	139,882.27
10.9.2.20.00-4	TIME EXCHANGE AND DOCUMENTS IN FOREIGN CURRENCIES	92.75
10.9.2.25.00-9	Rights on Foreign Exchange Sold	530,657.34
10.9.2.25.10-2	IMPORT AND FINANCIAL CONTRACTS	127,167.38
10.9.2.25.22-9	Financial Contracts	256,840.78
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	146,649.18
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(121,183.74)
10.9.2.33.00-8	RIGHTS ON FOREIGN EXCHANGE SOLD - FLOATING RATES	732.01
10.9.2.33.10-1	Import and Financial Contracts	732.01
10.9.2.34.00-7	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY - FLOATING RATES	(735.75)
10.9.2.34.10-0	(-) Import and Financial Contracts	(735.75)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	12,303.71
10.9.3.00.00-3	INCOME RECEIVABLE	110,149.27
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	150,840.57
10.9.4.10.00-3	CASH – REGISTER AND LIQUIDATION	36,694.43
10.9.4.30.00-7	DEBTS TO LIQUIDATE	68,757.98
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	42,177.26
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	3,210.90
10.9.5.00.00-9	Specific Credits	563,544.11
10.9.5.30.00-0	INSURANCE COMPANIES	563,544.11
10.9.5.30.10-3	Receivables of Insurance Operations	556,680.64
10.9.5.30.20-6	Notes and Credits Receivable	6,863.47
10.9.7.00.00-5	Other	9,649,665.15
10.9.7.25.00-4	FORECLOSED ASSETS	141,395.03
10.9.7.25.90-1	Other Assets	141,395.03
10.9.7.30.00-6	PROVISION FOR LOSSES	(40,831.25)
10.9.7.30.90-3	Other Assets	(40,831.25)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,831,760.68
10.9.7.45.00-8	PREPAID TAXES	619,990.17
10.9.7.50.00-0	TAX RECOVERY	45,146.36
10.9.7.90.00-8	FOREIGN DEBTORS	76,935.45
10.9.7.95.00-3	LOCAL DEBTORS	5,975,268.71
10.9.8.00.00-8	Nonperforming Loans	(68,281.32)
10.9.8.90.00-1	ALLOWANCE FOR LOAN LOSSES	(68,281.32)
10.9.9.00.00-1	Prepaid Expenses	393,424.24
20.0.0.00.00-6	PERMANENT ASSETS	3,733,524.05
20.1.0.00.00-5	INVESTMENTS	1,150,755.07
20.1.2.00.00-1	Investments In Subsidiary Companies	110,626.51
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	110,626.51
20.1.2.10.90-5	Other	110,626.51
20.1.3.00.00-4	Fiscal Incentive Investments	10,537.51
20.1.4.00.00-7	Membership Certificates	37,528.93
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	37,561.26
20.1.4.10.10-7	Securities Exchanges and CETIP	37,165.88
20.1.4.10.90-1	Other	395.38
20.1.4.99.00-1	PROVISION FOR LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	49,459.71
20.1.5.10.00-7	STOCKS AND QUOTAS	52,129.18
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	8,246.81
20.1.5.10.20-3	Other	43,882.37
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	PROVISION FOR LOSSES	(3,166.43)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,937.21)
20.1.9.00.00-2	OTHER INVESTMENTS	942,602.41
20.1.9.90.00-5	Other Investments	949,418.85
20.1.9.99.00-6	PROVISION FOR LOSSES	(6,816.44)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	850,952.13
20.2.1.00.00-7	Storaged Furniture And Equipment	937.40
20.2.2.00.00-0	Property And Equipment In Process	5,175.08
20.2.3.00.00-3	Land And Buildings	411,888.66
20.2.3.10.00-0	LAND AND BUILDINGS	581,865.47
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(169,976.81)
20.2.4.00.00-6	Furniture And Equipment	197,609.81
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	467,391.26
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(269,781.45)
20.2.8.00.00-8	Others	235,341.18
20.2.8.90.00-1	OTHER OPERATING ASSETS	788,238.00
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(552,896.82)
20.3.0.00.00-3	LEASED ASSETS	989,561.72
20.4.0.00.00-2	DEFERRED CHARGES	742,255.13
20.4.1.00.00-5	Organization And Expansion Costs	2,515,684.32
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	52,074.17
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,463,610.15
20.4.9.00.00-9	Accumulated Amortization	(1,773,429.19)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(25,585.91)
20.4.9.90.00-2	OTHER	(1,747,843.28)
30.0.0.00.00-9	OFF-BALANCE ITEMS	596,413,141.65
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	4,367,366.37
30.1.1.00.00-1	Imported Credits Outstanding	141,448.44
30.1.3.00.00-7	Confirmed Exported Credits	26,350.09
30.1.4.00.00-0	Guarantees Provided	4,197,125.66
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	187,555.17
30.1.4.90.00-3	Other	4,009,570.49
30.1.5.00.00-3	Co-Obligation For Credit Assignment	2,442.18
30.3.0.00.00-6	MARKETABLE SECURITIES	6,917,228.52
30.3.1.00.00-9	Securities Registered On Selic	4,305,170.29
30.3.2.00.00-2	Securities Non-Registered On Selic	2,612,058.23
30.4.0.00.00-5	CUSTODY	124,484,146.27
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,135.87
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	4,440.19
30.4.6.00.00-3	AMOUNTS GUARANTED BY PLEDGED DEPOSITS	67,930.49
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	7,309.84
30.4.9.00.00-2	Other	124,391,329.88
30.5.0.00.00-4	COLLECTION	17,012,744.34
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	71,012,334.39
30.6.1.00.00-6	Equity, Financial Assets And Commodities	63,203,465.96
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	7,173,629.40
30.6.5.00.00-8	Credit Risk On Swap Contracts	635,239.03
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	234,598.99
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	356,184.70
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	44,455.34
30.8.0.00.00-1	CONTRACTS	32,591,616.59
30.9.0.00.00-0	CONTROL	340,027,705.17
30.9.7.00.00-1	Capital Required To Market Risk Covery	841,781.89
30.9.7.10.00-8	EXCHANGE RATE	766,686.79
30.9.7.20.00-5	INTEREST RATE	75,095.10
30.9.8.00.00-4	CONTROL	1,834,793.78
30.9.9.00.00-7	Others Off-Balance Assets	337,351,129.50
39.9.9.99.99-4	TOTAL ASSETS	676,630,468.70
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	71,296,834.89
40.1.0.00.00-1	DEPOSITS	33,530,419.21
40.1.1.00.00-4	Demand Deposits	3,218,779.89
40.1.2.00.00-7	Saving Deposits	5,965,586.08
40.1.3.00.00-0	Interbank Deposits	119,433.38
40.1.5.00.00-6	Time Deposits	24,225,319.59
40.1.8.00.00-5	Foreign Deposits	1,138.20
40.1.9.00.00-8	Other Deposits	162.07
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	7,565,260.59
40.2.1.00.00-3	Own Portfolio	2,956,440.05
40.2.2.00.00-6	Third Parties	4,000,302.56
40.2.3.00.00-9	Unrestricted Notes	608,517.98
40.3.0.00.00-9	NOTES AND DEBENTURES	1,579,194.89
40.3.1.00.00-2	Mortgage Notes	376,720.78
40.3.3.00.00-8	Securities Abroad	1,202,474.11
40.4.0.00.00-8	INTERBANK ACCOUNTS	21,316.92
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	387,596.87
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	8,232,915.98
40.6.1.00.00-9	Borrowings	2,816,973.72
40.6.1.10.00-6	LOCAL BORROWINGS	142,374.35
40.6.1.20.00-3	FOREIGN BORROWINGS	2,674,599.37
40.6.2.00.00-2	Onlendings	5,415,942.26
40.6.2.10.00-9	LOCAL ONLENDINGS	5,161,686.08
40.6.2.20.00-6	FOREIGN ONLENDINGS	254,256.18
40.7.0.00.00-5	Derivative Financial Instruments	269,430.32
40.8.0.00.00-4	OTHER LIABILITIES	17,812,181.07
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	70,276.38
40.8.2.00.00-0	Foreign Exchange Portfolio	943,902.29
40.8.3.00.00-3	Social And Statutory	404,257.37
40.8.3.10.00-0	DIVIDENDS PAYABLE	336,926.92
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	18,194.33
40.8.3.30.00-4	GRATUITY PAYABLE	49,136.12
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,818,571.73
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	215,646.60
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	201,234.08
40.8.4.20.00-0	TAXES PAYABLE	264,654.81
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	32,100.88
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,104,935.36
40.8.5.00.00-9	Negotiation And Intermediation of Securities	276,915.11
40.8.7.00.00-5	Specific Liabilities	6,026,796.63
40.8.7.30.00-6	INSURANCE COMPANIES	1,731,832.84
40.8.7.30.10-9	Non-Committed Technical Provisions	341,971.57
40.8.7.30.20-2	Committed Technical Provisions	1,389,861.27
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	3,866,785.77
40.8.7.35.10-4	Non-Committed Technical Provisions	3,647,436.14
40.8.7.35.30-0	Retirement Debt Transactions	219,349.63
40.8.7.40.00-3	ANNUITY COMPANIES	428,178.02
40.8.7.40.10-6	Non-Committed Technical Provisions	380,691.71
40.8.7.40.20-9	Committed Technical Provisions	47,486.31
40.8.9.00.00-1	Sundry	8,271,461.56
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	378,812.31
40.8.9.90.00-4	OTHER LIABILITIES	7,892,649.25
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	1,898,519.04
40.9.2.00.00-9	Subordinated Debt	1,898,519.04
40.9.2.10.00-6	MATURITY MORE THAN FIVE YEARS	1,361,368.16
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	398,684.11
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	80,280.67
40.9.3.00.00-2	Other Subordinated Debt	58,186.10
50.0.0.00.00-5	DEFERRED INCOME	42,373.39
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	8,438,048.43
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	8,438,048.43
60.1.1.00.00-0	Capital	5,614,160.64
60.1.1.10.00-7	CAPITAL	5,420,073.50
60.1.1.10.13-1	Common Shares - Local Residents	3,289,198.50
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	586,256.53
60.1.1.10.17-9	Other Preferred Shares - Local Residents	12.44
60.1.1.10.23-4	Common Shares - Foreign Residents	15,690.09
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,512,096.83
60.1.1.10.27-2	Other Preferred Shares - Foreign Residents	8.02
60.1.1.10.28-9	Quotas - Local Residents	16,811.09
60.1.1.20.00-4	CAPITAL INCREASE	194,101.74
60.1.1.20.13-8	Common Shares - Local Residents	194,101.71
60.1.1.20.28-6	Quotas - Local Residents	0.03
60.1.1.50.00-5	(-) CAPITAL TO REALIZE	(14.60)
60.1.3.00.00-6	Capital Reserves	225,927.33
60.1.4.00.00-9	Revaluation Reserves	13,063.97
60.1.5.00.00-2	Revenue Reserves	3,120,297.33
60.1.5.10.00-9	LEGAL RESERVE	435,137.78
60.1.5.20.00-6	Statutory Reserve	2,685,157.97
60.1.5.80.00-8	Special Dividends Reserve	1.58
60.1.5.80.99-8	Other	1.58
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(83,977.56)
60.1.8.00.00-1	Retained Earnings	(399,931.53)
60.1.9.00.00-4	Treasury Stock	(51,491.75)
70.0.0.00.00-1	REVENUES	15,993,595.72
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	12,139,847.52
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,932,636.35
70.2.1.00.00-2	Insurance Companies	1,161,296.68
70.2.1.10.00-9	INSURANCE PREMIUMS	989,718.83
70.2.1.30.00-3	FINANCIAL REVENUES	143,230.90
70.2.1.90.00-5	OTHER	28,346.95
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	808,824.74
70.2.2.10.00-2	CONTRIBUTION REVENUES	452,438.08
70.2.2.30.00-6	FINANCIAL INCOME	300,403.39
70.2.2.90.00-8	OTHER	55,983.27
70.2.3.00.00-8	Annuity Companies	361,845.86
70.2.3.10.00-5	ANNUITY PREMIUMS	295,477.78
70.2.3.90.00-1	OTHER	66,368.08
70.2.4.00.00-1	Credit Card Companies	513,469.19
70.2.4.10.00-8	CREDIT CARD REVENUES	301,926.21
70.2.4.30.00-2	FINANCIAL REVENUES	211,542.98
70.2.9.00.00-6	Other Activities	87,199.88
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	87,199.81
70.2.9.90.00-9	OTHER	0.07
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	909,941.21
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	11,170.64
70.4.2.00.00-3	Private Retirement Companies	8,033.05
70.4.3.00.00-6	Annuity Companies	3,137.59
80.0.0.00.00-4	EXPENSES	(15,553,525.38)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(13,059,532.01)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(2,299,566.00)
80.2.1.00.00-5	Insurance Companies	(1,246,834.24)
80.2.1.10.00-2	INSURANCE CLAIMS	(426,734.16)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(140,377.01)
80.2.1.30.00-6	Financial expenses	(80,942.31)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(146,558.71)
80.2.1.90.00-8	OTHER	(452,222.05)
80.2.2.00.00-8	Private Retirement Companies	(694,205.01)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES	(276,760.44)
80.2.2.20.00-2	SELLING AND OTHER INSURANCE EXPENSES	(7,787.76)
80.2.2.30.00-9	FINANCIAL EXPENSES	(290,928.76)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(26,193.36)
80.2.2.90.00-1	OTHER	(92,534.69)
80.2.3.00.00-1	Annuity Companies	(263,524.41)
80.2.3.10.00-8	ANNUITY PREMIUMS REDEMPTION EXPENSES	(13,292.08)
80.2.3.20.00-5	SELLING AND OTHER ANNUITY EXPENSES	(4,436.47)
80.2.3.30.00-2	FINANCIAL EXPENSES	(220,370.16)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(9,007.47)
80.2.3.90.00-4	OTHER	(16,418.23)
80.2.4.00.00-4	Credit Card Companies	(69,361.22)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(69,361.22)
80.2.9.00.00-9	Other Activities	(25,641.12)
80.2.9.10.00-6	SALES EXPENSES OF GOODS AND SERVICES	(23,944.31)
80.2.9.20.00-3	SELLING EXPENSES	(1,696.81)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(45,345.30)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(709.93)
80.4.2.00.00-6	Private Retirement Companies	(96.42)
80.4.3.00.00-9	Annuity Companies	(613.51)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(148,372.14)
80.9.4.00.00-7	Income Tax and Social Contribution	(46,032.92)
80.9.4.10.00-4	INCOME TAX	(36,277.14)
80.9.4.10.10-7	Financial Activities	(41,502.39)
80.9.4.10.20-0	Non-Financial Activities	5,225.25
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(9,755.78)
80.9.4.30.10-1	Financial Activities	(11,141.97)
80.9.4.30.20-4	Non-Financial Activities	1,386.19
80.9.7.00.00-6	Profit Sharing	(102,339.22)
80.9.7.10.00-3	PROFIT SHARING	(102,339.22)
80.9.7.10.10-6	Administrators	(2,595.25)
80.9.7.10.20-9	Employees	(99,743.97)
90.0.0.00.00-7	OFF-BALANCE ITEMS	596,413,141.65
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	676,630,468.70

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our consolidated financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and the changes in technical provision of unearned premium and to the deferred acquisition costs are recognized over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits have not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. In the merger of the subsidiary company with the discontinuation or expire of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

Marketable Securities	Unibanco	Unibanco Consolidated
Trading assets	2,272,376	7,937,538
Available for sale	2,242,234	3,255,638
Held to maturity	4,005,332	4,830,720
Subtotal	8,519,942	16,023,896
Derivative financial instruments (see Note 20 (g))	711,954	580,041
Total	9,231,896	16,603,937
Current	5,034,206	11,505,301
Long-term	4,197,690	5,098,636

(b) Trading assets

		Unibanco	Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,149,733	2,147,386	2,297,479	2,295,205
Financial treasury bills	91,439	90,957	234,489	234,082
Treasury bills	1,989,705	1,986,994	1,994,353	1,991,639
Treasury notes	68,589	69,435	68,637	69,484

Brazilian sovereign bonds	55,259	54,821	55,259	54,821

Mutual funds (1)	62,390	62,390	5,025,497	5,025,497

Corporate debt securities	7,785	7,779	48,947	78,089
Debentures	7,785	7,779	48,947	78,089

Other	-	-	491,730	483,926
Total	2,275,167	2,272,376	7,918,912	7,937,538
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	42,273	(14,540)	27,733	578,435	(14,347)	564,088
Treasury bills	-	-	-	1,241	(7)	1,234
Financial treasury bills	-	-	-	495,883	257	496,140
Treasury Bonds	5,204	(415)	4,789	5,204	(415)	4,789
Other	37,069	(14,125)	22,944	76,107	(14,182)	61,925

Brazilian sovereign bonds	-	-	-	26,022	-	26,022

Corporate debt securities	1,682,727	(97,271)	1,585,456	1,945,073	(113,272)	1,831,801
Debentures	1,650,009	(91,478)	1,558,531	1,836,593	(102,888)	1,733,705
Eurobonds	16,289	-	16,289	53,467	-	53,467
Other	16,429	(5,793)	10,636	55,013	(10,384)	44,629

Bank debt securities	574,328	1,523	575,851	220,507	1,530	222,037
Eurobonds	446,130	-	446,130	67,368	7	67,375
Mortgage notes	126,385	1,521	127,906	126,385	1,521	127,906
Time deposits	1,010	2	1,012	26,754	2	26,756
Other	803	-	803	-	-	-

Marketable equity securities	38,682	2,768	41,450	107,877	(4,380)	103,497

Mutual funds	11,744	-	11,744	508.193	-	508,193

Total	2,349,754	(107,520)	2,242,234	3,386,107	(130,469)	3,255,638
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	155,908	280,254	415,687	367,250
Between 3 months and 1 year	575,230	530,067	648,652	643,961
Between 1 and 3 years	704,053	829,901	901,573	907,993
Between 3 and 5 years	383,412	186,710	312,791	307,679
Between 5 and 15 years	256,734	218,471	289,728	295,813
More than 15 years	36,078	22,178	36,078	22,178
No stated maturity (1)	238,339	174,653	781,598	710,764
Total	2,349,754	2,242,234	3,386,107	3,255,638
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment	Amortized cost

Federal government	1,516,297	2,341,685
Financial treasury bills	-	180,633
Central Bank notes	335,896	388,566
Treasury notes	1,180,023	1,763,497
Other	378	8,989

Brazilian sovereign bonds	2,178,180	2,178,180

Corporate debt securities	214,319	214,319
Eurobonds	214,319	214,319

Bank debt securities	96,536	96,536
Eurobonds	96,536	96,536

Total	4,005,332	4,830,720

The fair value of these securities was R$4,206,770 in Unibanco and R$5,072,417 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$201,438 in Unibanco and R$241,697 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity	Amortized cost

Less than 3 months	880,558	1,019,073
Between 3 months and 1 year	312,169	363,849
Between 1 and 3 years	1,082,992	1,266,150
Between 3 and 5 years	431,856	431,856
Between 5 and 15 years	1,109,799	1,109,799
More than 15 years	187,958	639,993
Total	4,005,332	4,830,720

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	11,737,176	11,927,668
Financing	7,587,485	10,357,157
Agricultural	1,054,928	1,054,928
Real estate loans	1,066,182	1,066,182
Credit card	-	4,021,147
Total lending operations	21,445,771	28,427,082

Leasing operations	-	640,049
Advances on exchange contracts (1)	1,261,327	1,261,327
Total leasing operations and advances on
exchange contracts	1,261,327	1,901,376

Guarantees honored	35	35
Other receivables (2)	604,364	1,467,293
Total other credits	604,399	1,467,328

Co-obligation on credit card customer financing (3)	-	-

Total risk	23,311,497	31,795,786

By maturity
Past-due for more than 15 days (Note 5 (d))	432,455	1,240,112
Falling due:
Less than 3 months (4)	7,999,582	12,308,087
Between 3 months and 1 year	6,867,000	8,951,974
Between 1 and 3 years	5,481,786	6,525,590
More than 3 years	2,530,674	2,770,023
Total risk	23,311,497	31,795,786
____________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated

		% of		% of
	Value	distribution	Value	distribution
Manufacturing	9,167,077	39.3	9,555,293	30.0
Retailers	2,826,233	12.1	3,105,204	9.7
Financial service	541,534	2.3	327,091	1.1
Residential construction loans	304,593	1.3	304,593	1.0
Other services	4,639,001	19.9	6,033,659	19.1
Agriculture, livestock, forestry and fishing	899,871	3.9	899,871	2.8
Individual	4,933,188	21.2	11,570,075	36.3
Total	23,311,497	100.0	31,795,786	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	3,057,514	13.1	2,953,573	9.3
50 following clients	4,437,147	19.0	4,492,645	14.1
100 following clients	3,559,404	15.3	3,650,123	11.5
Other clients	12,257,432	52.6	20,699,445	65.1
Total	23,311,497	100.0	31,795,786	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco

			Past-due credits

Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,028,416	-	-	11,028,416	47.3	11,466	-
A	0.5	6,842,857	-	-	6,842,857	29.4	35,964	0.5
B	1.0	2,164,958	159,420	25,476	2,349,854	10.1	26,945	1.1
C	3.0	1,005,616	147,421	39,828	1,192,865	5.1	80,902	6.8
D	10.0	870,273	115,861	26,032	1,012,166	4.3	273,044	27.0
E	30.0	58,218	58,095	64,341	180,654	0.8	73,198	40.5
F	50.0	15,781	47,009	35,352	98,142	0.4	60,675	61.8
G	70.0	143,111	36,567	25,435	205,113	0.9	182,571	89.0
H	100.0	37,787	147,652	215,991	401,430	1.7	401,430	100.0
Total		22,167,017	712,025	432,455	23,311,497	100.0	1,146,195
% of total risk							4.9%

		Unibanco Consolidated

			Past-due credits

Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On December 31, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$646,070 in Unibanco and R$768,865 in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	827.167	1.430.148
Provision for credit losses	467.962	650.505
Balance of sold company	-	(119.362)
Loan charge-offs	(148.934)	(291.824)
Balance at the end of the period	1.146.195	1.669.467

Loan recoveries (1)	77.786	125.069
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

    (a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	1,592,525	1,592,525
Rights on foreign exchange sold	531,389	531,389
(-) Received advances	(121,919)	(121,919)
Income receivable from advances on exchange contracts	12,304	12,304
Other	93	93
Total	2,014,392	2,014,392

Liabilities - Other liabilities
Unsettled exchange sales	527,139	527,139
Obligations for foreign exchange purchased	1,676,392	1,676,392
(-) Advances on exchange contracts	(1,261,327)	(1,261,327)
Other	1,698	1,698
Total	943,902	943,902

Off-balance sheet
Import credits outstanding	126,147	141,448
Confirmed export credits	25,647	26,350

    (b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	406.704	466.147
Expenses from foreign exchange transactions	(657.641)	(731.746)
Net gain on foreign exchange transactions	(250.937)	(265.599)

7. Other Credits - Sundry

	Unibanco	Unibanco Consolidated
Escrow deposits for civil and labor suits	1,136,150	2,151,163
Insurance premium	-	714,191
Prepaid taxes	190,732	640,472
Notes and credits receivable	578,614	597,698
Receivables from credit card operations	-	546,000
Receivables from purchase of assets	68,043	157,895
Unibanco’s retirement plan (Note 14 (a))	133,196	133,196
Government retirement benefit advances	50,975	50,975
Salary advances and other	18,550	23,540
Accounts receivable from subsidiaries	31,349	-
Other	573,650	1,131,246
Total	2,781,259	6,146,376
Current	882,560	2,820,423
Long-term	1,898,699	3,325,953

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,049,461	5,440,088
Long-term assets	1,461,579	3,879,616
Permanent assets	60	159
Total assets	3,511,100	9,319,863

Current liabilities	1,653,346	4,388,643
Long-term liabilities	1,632,067	4,332,158
Deferred income	452	1,199
Branch equity	225,235	597,863
Total liabilities	3,511,100	9,319,863

Net income for the quarter	41,179	80,243

During the quarter, the Board of Directors approved: (i) the distribution of dividends in the amount of US$56,556 thousand and US$289,888 thousand by the Grand Cayman and Nassau branches, respectively.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$99,600 in Unibanco and R$82,663 in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)		Adjusted	Investments	Adjusted net	Equity in
	Common	Preferred	Unibanco	Unibanco Consolidated	stockholders equity	value	income(loss)	results adjustement
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	918,038	918,038	8,748	7,940
Unicard Banco Múltiplo S.A. (1)	98,727,096	85,468,888	100.000	100.000	812,206	797,829	(12,542)	113,439
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,240,704	616,719	(5,298)	(503)
Banco Fininvest S.A. (2)	4	1	99.940	99.940	578,197	577,848	60,744	60,868
Unibanco Companhia de Capitalização	4,194	-	99.992	99.992	408,508	408,473	40,465	(35,115)
Banco Único S.A. (3)	2,769,089	2,769,390	99.980	99.980	217,502	207,236	48,449	48,441
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	135,210	135,208	9,025	9,025
Banco Dibens S.A.	4,518,078	-	51.001	51.001	218,212	111,290	989	1,607
Unibanco Empreendimentos e Participações Ltda.	201,112	-	47.797	100.000	230,569	110,681	6,329	3,104
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.000	85,480	85,480	1,202	2,393
Interbanco S.A.	19,000	-	99.996	99.999	72,355	72,352	2,893	3,302
Megbens Administração de Bens Ltda.	390,249	-	17.826	100.000	394,072	70,247	9,305	680
Unibanco Negócios Imobiliários Ltda.	49,568	-	99.999	100.000	55,235	55,235	2,089	379
Hipercard Banco Múltiplo S.A. (4)	45,745	5,940	99.999	99.999	48,971	48,971	(2,678)	(2,678)
BWU Comércio e Entretenimento Ltda. (5)	67,562	-	59.792	59.792	65,262	39,022	2,045	432
Estrel Estudos Representação e Administração Ltda.	1,867	-	90.666	100.000	35,757	32,419	(707)	(1,248)
Unibanco Asset Management – Banco de Investimento S.A. (6)	1,468	1,468	99.999	99.999	22,577	22,577	3,757	3,757
Unibanco Empreendimentos Ltda.	150,489	-	16.126	100.000	123,488	19,913	(129)	(21)
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.	779	779	100.000	100.000	15,955	15,955	7,163	3,784
Unibanco Serviços de Investimento Ltda. (6)	100	-	99.999	100.000	6,759	6,759	6,934	6,933
Tulipa Administração e Participações S.A. (7)	74,038	-	50.000	50.000	1,687,202	-	11,351	22,802
BWU Representação e Participações Ltda. (5)	-	-	-	-	-	-	-	299
Others	-	-	-	-	-	99,078	-	21,122
Jointly controlled companies (i)
Banco Investcred Unibanco S.A. – (PontoCred)	95	-	49.997	49.997	175,092	87,541	15,993	7,993
Serasa S.A.	364	349	19.045	19.120	165,231	31,469	11,461	2,191
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	133,228	25,381	728	137
Redecard S.A. (8)	200	400	31.943	31.943	53,552	17,106	54,290	17,341
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	32,792	8,198	(623)	(155)
Companhia Hipotecária Unibanco – Rodobens (9)	6,055	-	50.000	50.000	7,878	3,939	(45)	(73)
Others	-	-	-	-	-	21,102	-	3,782
Total						4,646,066	-	301,958

Investment of Unibanco Consolidated
Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	92,159	46,079	8,289	2,430
Others	-	-	-	-	-	64,548	-	3,463
Total						110,627	-	5,893

Main direct, indirect and jointly controlled subsidiary companies invested by:	Number of shares or quotas (in thousands)		Percentage holding (%) Unibanco	Adjusted stockholders	Adjusted net income
	Common	Preferred	Consolidated	equity	(loss)
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	339,136	(19,161)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	176,502	(2,680)
Unibanco Securities Ltd.	17,770	-	100.000	46,190	1,804
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	30,923	8,214
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (10)	32,074	-	99.977	189,803	7,553
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	47,975	1,839
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	27,369	12,064
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	28,700	100.000	14,924	1,918
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (11)	7	-	100.000	180,020	24,711
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)

Unibanco, through its subsidiary Banco Fininvest, acquired during the first half of 2004, the transactions of the financial company Creditec – Crédito Financiamento e Investimento S.A., for approximately R$50 million, resulting in a goodwill of R$39 million to be amortized in accordance with expected period of benefit.

(3)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units representing 1.43% of Unibanco's capital. On September 29, 2004, the Central Bank approved the transaction. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, was approved the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A.

(4)

During the third quarter, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A.

(5)

Through the Private Instrument of Change, and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. of August 3, 2004, it was approved the merger of BWU Representação e Participações Ltda.

(6)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(7)

The Extraordinary Shareholder’s Meeting held on August 31, 2004, approved the capital increase of Tulipa Administração e Participações S.A. in the amount of R$96,525, through the transfer of the interest in Credicard S.A. Administradora de Cartões de Crédito. In December 2004, the preferred shares of Tulipa Administração e Participações S.A. were converted into common shares and the company was sold (see Note 9 (b)).

(8)

During the first quarter of 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9)

On March 8, 2004, through the Private Instrument of Change in the Articles of Association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Those changes were approved by the Central Bank on September 14, 2004.

(10)

Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(11)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. (controlled by Unicard Banco Múltiplo S.A.) and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(b) Shareholder Restructuring of Credicard and Orbitall

On December 29, 2004, the transfer transaction was concluded of the interest of 33% held by Unibanco in the capital of Credicard Banco S.A. (“Credicard”) and the capital of Orbitall Serviços e Processamento de Informações Comerciais Ltda (“Orbitall”) as per the shareholder restructuring announced on November 8, 2004.

The Redecard S.A.’s shareholder structure was maintained without change. Redecard’s activities consist of capturing and transmitting debit and credit card transactions.

(c) Extraordinary Items

For a more appropriate analysis of the financial statement of the quarter, extraordinary items, includes the result of sale of interest in jointly controlled companies, non current income and expenses, primarily, the total amortization of goodwill balance of acquired companies , restructuring provision and additional provision to credit losses and tax litigation, net of applicable income tax and social contribution effects, as follows:

Sale value of investment in jointly controlled companies (1)	1,531,676
Book value of investment in jointly controlled companies	(150,312)

Gross profit on sale of jointly controlled companies	1,381,364

Amortization of goodwill of acquired companies	(828,198)
Restructuring provision	(151,172)
Allowance for credit and other assets	(364,002)
Provision for tax litigation	(311,106)
Tax effects	271,972

Total amount allocated to the net income for the period	(1,142)
____________________
(1)	Net of provision for eventual adjustments related of contractual clause or secured events.

(d) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses". During 2004, the goodwill of certain acquired companies was amortized in full and presented as extraordinary items the goodwill related the expected period of benefit of merged companies and which the brand was discontinued or expired.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	-	793,836
Fininvest	322,749	6,538
Hipercard	394,345	3,270
Other	159,606	62,957
Total	876,700	866,601

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 12.99% per annum, and are payable up to January 24, 2006.

(b) Euronotes

The euronotes in the amount of R$1.255.969 in Unibanco and R$1.164.752 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 2,96% per annum in Unibanco and 2,92% per annum in Unibanco Consolidated.

(c) The other issues totaled R$37,722 in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 7.38% per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.28% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes for the period were as follows:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,028,336	2,140,710
Balance of acquired/incorporated companies	142	-
Balance of sold companies	-	(176,403)
Provision charged	533,742	654,910
Payments	(169,127)	(233,078)
Balance at the end of the period	1,393,093	2,386,139

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion. The provision for tax litigation was R$548,418 in Unibanco and R$1,106,463 in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$561,242 in Unibanco and R$815,358 in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets, which have, since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$283,433 in Unibanco and R$464,318 in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Accordingly, no provision was recorded related to this claim.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated

Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	535,214	519,916
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	532,147	532,145
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	80,281	80,281
Line of credit (4)	December 2004	December 2009	4.74%	398,684	398,684
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (6)	367,493	367,493
Total				1,913,819	1,898,519
____________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt cannot be redeemed prior to contractual maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	The debt cannot be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, annuity products and
retirement plans	-	5,806,032
Sale of rights of receipt of future flow of payment orders abroad (1)	2,576,208	2,576,208
Payable to merchants - credit card	-	2,342,406
Provision for labor and civil litigation	844,675	1,279,676
Payable related to insurance companies	-	303,446
Provisions for payroll and administrative expenses	180,638	266,796
Restructuring provision (2)	151,172	151,172
Accounts payable for purchase of assets	25,836	26,812
Payable for official agreement	3,395	3,395
Debt assumption contracts	77,841	-
Amounts payable to associated company	5,006	-
Other	415,975	570,564
Total	4,280,746	13,326,507
Short-term	1,092,205	5,229,905
Long-term	3,188,541	8,096,602
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

(2)	Provision recorded to face the restructuring charges related to the retail transactions not linked to the permanent assets.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended December 31, 2004, the company sponsor contributions totaled R$11,066 in Unibanco and R$15,355 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On December 31, 2004, the total amount of stock options granted and not exercised was 11,303,620 Units. The stock options have an exercise period between January 21, 2005 and August 3, 2010 and an average price of R$9.76 per option.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	755,658,168	-	755,658,168
Preferred	640,456,052	12,744,112	653,200,164
Total	1,396,114,220	12,744,112	1,408,858,332

As of December 30, 2004, the market value of common shares were R$9.00 and R$6.80 for preferred shares.

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

The changes in the Unibanco and Unibanco Holdings Articles of Associations’ to reflect the new number of shares will be subject to approval in the next Shareholders Meeting.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the first half after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) per 1,000 Units being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

On December 29, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$258,824, being R$0.1773 (R$0.1507 net of applicable tax) per common share and R$0.1950 (R$0.1657 net of applicable tax) per preferred share outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$88,000. The payment of the interest on capital will be made from January 31, 2005 and represents, net of applicable tax, 33.0% of net income for the second half after recognition of legal reserve.

The Units had interest on capital of R$0.3485 (R$0.2962 net of applicable tax) being R$0.1535 (R$0.1305 net of applicable tax) from Unibanco Holdings and R$0.1773 (R$0.1507 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.7423 (R$1.4810 net of applicable tax).

Additionally, during the quarter R$27,676 (R$23,525 net of applicable tax) of interest on own capital was accrued.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the last buy-back program, betweem February and May of 2003, the following were acquired: 228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDRs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDR and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units (equivalent to 10 million Units considering the reverse stock split) for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and the transaction by the Brazilian Central Bank on September 29, 2004.

(e) Statutory reserves

The balance is summarized as follows:

i) Foreign exchange risk reserve – calculated based on the 2% of the net income
for the year after the legal deductions and dividends up to a limit of 20% of capital stock	93,856

ii) Operating margin reserve – calculated based on the 90% of the net income for the
year after the legal deductions and dividends up to a limit of 80% of capital stock	2,526,417

Total	2,620,273

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to December 31, 2004, 539.2 thousand preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 46.7% in December 2004 and the corresponding Unit value increase by 28.1%.

(g) Prior year adjustments

In 2004 mainly relates to the prior period adjustment of a subsidiary company, in respect of changes in calculating of the private retirement plan reserve in the amount of R$26,610.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Insurance, annuity products and retirement plans premiums	-	963,683
Financial results from insurance, pension plans and annuity products	-	227,116
Dividends/retained earnings received from other investments,
principally consortium	1,532	51,284
Monetary correction of restricted escrow deposits	9,070	24,782
Monetary correction of income receivable	3,103	7,375
Monetary correction of prepaid taxes	2,888	2,888
Exchange rate variation on other liabilities	(14,872)	(16,651)
Other	45,128	41,658
Total	46,849	1,302,135

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Changes in technical provision for insurance, annuity products
and retirement plans	-	402,674
Insurance claims	-	210,808
Provision for labor and civil litigations	119,625	176,414
Interest and monetary correction on technical provision for
insurance, pension plans and annuity products	-	143,489
Private retirement plans benefits expenses	-	124,458
Foreign branches’ and subsidiary companies’ exchange losses	99,600	82,663
Credit card selling expenses	-	80,197
Insurance and private retirement plans selling and other expenses	-	61,563
Insurance expenses	-	50,984
Expense related to checks and billing, net	13,565	41,982
Amortization of goodwill on subsidiaries acquired	63,509	38,403
Expenses related to the sale of rights of receipt of future flow of
payment order (Note 13 (b))	27,493	27,493
Other	(55,485)	(54,301)
Total	268,307	1.386.827

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	September 30, 2004	Constitution	Realization	December 31, 2004
Allowance for credit losses	297,208	94,804	97,740	294,272
Other provisions not currently deductible	413,748	446,309	69,961	790,096
Tax loss and negative basis of social contribution
carry-forwards	256,377	-	18,797	237,580
Social contribution carry-forwards (Provisional
Measure 2158-35)	284,566	-	3,574	280,992
Subtotal	1,251,899	541,113	190,072	1,602,940
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	29,227	-	(14,616)	43,843
Net deferred tax assets	1,281,126	541,113	175,456	1,646,783
Total assets	1,281,126			1,646,783

	Unibanco Consolidated
				Balance of
	September			Acquired	December
	30, 2004	Constitution	Realization	Companies	31, 2004
Allowance for credit losses	487,943	123,462	136,526	(36,394)	438,485
Other provisions not currently deductible	897,086	541,661	144,307	(102,452)	1,191,988
Tax loss and negative basis of social contribution carry-forwards	727,662	3,560	80,068	1	651,155
Prior year adjustments	-	25,945	-	-	25,945
Social contribution carry-forwards (Provisional
Measure 2158-35)	488,651	-	3,575	-	485,076
Subtotal	2,601,342	694,628	364,476	(138,845)	2,792,649
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	31,596	(1,210)	(12,255)	(150)	42,491
Deferred tax obligations	(30,616)	2,253	263	-	(28,626)
Net deferred tax assets	2,602,322	695,671	352,484	(138,995)	2,806,514
Total assets	2,632,938				2,835,139
Total liabilities	30,616				28,626

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated
	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2005	8,997	313,055	322,052	18,358	613,717	632,075
2006	507	433,470	433,977	9,498	659,918	669,416
2007	771	391,776	392,547	14,490	498,342	512,832
2008	5,511	33,411	38,922	24,038	129,225	153,263
2009 to 2013	141,509	150,236	291,745	271,211	341,743	612,954
2014 to 2017	123,697	-	123,697	147,481	64,628	212,109
Total	280,992	1,321,948	1,602,940	485,076	2,307,573	2,792,649

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,326,449 in Unibanco and R$2,219,027 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	352,539	506,013
Income tax and social contribution expenses at a rate of 25% and
9%, respectively	(119,863)	(172,045)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and
exchange rate variation on subsidiaries abroad	59,411	(26,102)
Interest on capital paid , net	43,504	56,883
Permanent differences (net)	41,040	64,542
Income tax and social contribution for the quarter	24,092	(100,973)

18. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	375,489	375,489
Adjustments to net income	697,513	940,029
Depreciation and amortization	50,990	93,413
Amortization of goodwill on acquisition of subsidiary
companies	878,820	867,119
Exchange gain on foreign investments	71,829	-
Provision for losses on investments	-	(2,042)
Equity in results of subsidiary and associated companies	(301,958)	(5,893)
Reversal of provision of foreclosed assets	(2,168)	(12,568)
Adjusted net income	1,073,002	1,315,518

19. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,227,790	4,367,582
Assets under management (mainly mutual investment funds)	28,076,850	32,978,541
Lease commitments	56,409	56,517

20. Related-Party Transactions (Unibanco)

Assets
Cash and due from banks	112
Interbank investments	5,625,703
Marketable securities and derivative financial instruments	598,815
Interbank accounts	1,073
Lending operations	267,974
Other credits
. Income receivable
Dividends and interest on capital	67,686
. Sundry	5,552

Liabilities
Deposits	2,154,860
Securities sold under repurchase agreements	226,841
Resources from securities issued
. Securities abroad	99,233
Interbank accounts	20,071
Borrowings	211,049
Derivative financial instruments	124,283
Other liabilities
Social and statutory	301,506
Negotiation and intermediation of securities	351
Subordinated debt	125,739
Sundry	79,960

Revenues
Lending operations	1,741
Marketable securities	194,866
Derivative financial instruments	(18,606)
Services rendered	61,563
Other operating income	850

Expenses
Deposits and securities sold	80,277
Borrowings and onlendings	1,688
Other administrative expenses	8,103
Other operating expenses	417

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury Unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury Unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and to honor its positions.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses, due to its systems, practices and/or control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products and due to changes in the business environment changes or other adverse market conditions.

To meet the legal requirements the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal structure of risk management. This area has as one of its main goals to incentive the generation and the perpetuation of an internal culture focus in the integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage giving an evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of sources and allocated capital to the benefit of shareholders and clients, showing the commitment of the financial institution with the best practices of corporate governance.

As one of work tools used, mention is made of the Internal Control System that is available in the corporate portal, which is accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, the existence of control issues and analyse the effectiveness of current controls.

The collected data provide support to monitor and evaluate the performance of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to qualify and quantify our level of operating risk exposure. As a result, all manager of the Unibanco conglomerate participate in the process, fostering an appropriated culture and enabling the proper calculations for an appropriate allocation of capital.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increases the importance to our systems of information technology and potential impact of system failures.

Unibanco has devoted substantial resources to ensure the reliability and stability of its computers and related systems. Our main computer facility is located in São Paulo and we maintain a full backup system in total operating conditions. This backup system will operate automatically in case of system failures. To ensure the effective and prompt of this backup process, we perform tests and systematic operations where we evaluate all the process and identify eventual issues to be corrected.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,046,144	8,010,295	2,759,373	2,709,217
Marketable securities	8,519,942	8,721,380	16,023,896	16,265,593
Lending operations	20,328,357	20,235,208	26,808,991	26,587,433
Derivatives, net	373,165	373,165	310,611	310,611

Liabilities
Interbank deposits	1,722,807	1,724,592	119,434	119,436
Time deposits	23,958,405	23,959,348	24,225,320	24,226,263
Mortgage notes	333,627	333,419	376,721	376,513
Resources from securities issued abroad	1,293,691	1,298,084	1,202,474	1,206,279
Subordinated debt	1,913,819	1,953,327	1,898,519	1,937,042
Other liabilities (Note 13 (b))	2,576,208	2,190,425	2,576,208	2,190,425
Treasury stocks	51,423	107,688	51,423	107,688

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at December 31, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco		Unibanco Consolidated

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	3,679,960	3,679,960	4,869,064	4,869,064
Currencies	99,317	99,317	99,317	99,317
Interbank interest rate	2,835,130	2,835,130	4,138,576	4,138,576
Exchange coupon	745,513	745,513	631,171	631,171

Forward contracts	35,866	35,714	43,867	42,903
Currencies	384,139	377,505	280,617	273,983
Fixed interest rate	(348,273)	(341,791)	(236,750)	(231,080)

Swap contracts	307,368	300,831	235,842	231,089
Currencies	(3,543,843)	(3,479,576)	(3,158,203)	(3,091,945)
Interbank interest rate	941,026	941,961	1,530,587	1,530,768
Fixed interest rate	1,504,332	1,447,927	457,558	401,758
Other	1,405,853	1,390,519	1,405,900	1,390,508

Swap contracts with daily reset	241,744	241,744	346,650	346,650
Currencies	241,744	241,744	346,650	346,650

Third curve swap contracts	25,699	25,780	25,699	25,780
Currencies	25,699	25,780	25,699	25,780

Option contracts
Purchased option	548	1,300	548	1,300
Purchase	260	73	260	73
Currencies	260	73	260	73
Sale	288	1,227	288	1,227
Currencies	288	1,227	288	1,227
Sale option	28,487	24,863	28,487	24,863
Purchase	22,850	10,224	22,850	10,224
Currencies	22,850	10,224	22,850	10,224
Sale	5,637	14,639	5,637	14,639
Currencies	5,637	14,639	5,637	14,639
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$76,000 in respect to purchase commitments and R$1,419,688 in respect to sale commitments.

On December 31, 2004, there were future transactions of R$7,339,572 in Unibanco and R$8,445,961 in Unibanco Consolidated and swap contracts in the amount of R$1,311,521 in Unibanco and R$1,808,565 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$96,902 in Unibanco and R$118,519 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2004, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the quarter of 2004, certain swap contracts previously classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the quarter, in the amount of R$8,829.

On December 31, 2004, there were swap contracts in the amount of R$92,770 in Unibanco and Unibanco Consolidated accounted for as hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence are not recorded at fair value. The hedges as of December 31, 2004, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the quarter of 2004, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$167,953 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being out with the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the quarter, in the amount of R$1,474.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Unibanco			Unibanco Consolidated

Exposure at fair value	BM&F	CETIP/Over the counter	Total	BM&F	CETIP/Over the counter (1)	Total
Future contracts	3,679,960	-	3,679,960	4,869,064	-	4,869,064
Forward contracts	-	35,714	35,714	(2,797)	45,700	42,903
Swap contracts	(138,107)	438,938	300,831	(138,102)	369,191	231,089
Swap contracts with daily reset	241,744	-	241,744	346,650	-	346,650
Third curve swap contracts	-	25,780	25,780	-	25,780	25,780
Option contracts
Purchased option	1,300	-	1,300	1,300	-	1,300
Sale option	24,863	-	24,863	24,863	-	24,863
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$181,063 in Unibanco and R$216,275 in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	303,394	294,645
Between 3 months and 1 year	280,735	168,221
Between 1 and 3 years	111,635	100,985
More than 3 years	16,190	16,190
Total	711,954	580,041

Liabilities
Less than 3 months	129,888	88,932
Between 3 months and 1 year	126,041	109,050
Between 1 and 3 years	80,645	69,233
More than 3 years	2,215	2,215
Total	338,789	269,430

	Unibanco	Unibanco Consolidated
Assets
Forward contracts	100,162	120,880
Swap contracts	582,878	430,247
Third curve swap contracts	27,614	27,614
Option contracts – premiums paid	1,300	1,300
Total	711,954	580,041

Liabilities
Forward contracts	30,045	43,575
Swap contracts	282,047	199,158
Third curve swap contracts	1,834	1,834
Option contracts – premiums received	24,863	24,863
Total	338,789	269,430

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(3,470,299)	5,088,313	2,220,281	(158,335)	3,679,960
Forward contracts	(662,672)	28,042	116,372	553,972	35,714
Swap contracts	81,668	172,776	31,733	14,654	300,831
Swap contracts with daily reset	176,993	64,751	-	-	241,744
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

	Unibanco Consolidated

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

22. Other Information

(a) Assets leased to third parties, in the amount of R$989,562, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$507,978 and the residual value received in advance from these lessees amounts to R$378,812, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2004, the insurance coverage on properties and other assets in use totaled R$516,521 in Unibanco and R$1,155,028 in Unibanco Consolidated.

23. Subsequent Event

Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Financial Instituituion	533,807,125	49.707
02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	1,302,031	100.000
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	219,461,907,711	100.000
04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,194,129	99.992
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	4,965	99.920
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	4,518,078,478	51.001
07	Unibanco Leasing S.A. Arrendamento Mercantil	44,071,785/0001-69	Leasing	Financial Instituituion	264,919	99.999
08	Unibanco Corretora de Valores Mobiliários S.A.	33,764,366/0001-96	Security Broker	Financial Instituituion	80,934,844	99.999
09	Interbanco S.A.	670,849	Bank	Financial Instituituion	18,999,793	99.996
10	Banco1.net S.A.	03,012,230/0001-69	Bank	Financial Instituituion	34,077,757	65.934
11	Unibanco Asset Management Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Instituituion	2,936,805	99.999
12	Credicard S.A. Administradora de Cartões de Crédito	34,098,442/0001-34	Credit Card	Non-Financial Instituituion	12,937,771	33.333
13	Cibrasec - Cia. Brasileira de Securitização	02,105,040/0001-23	Securitization	Non-Financial Instituituion	7,500	12.499
14	Estrel Participações S.A.	04,661,624/0001-00	Service Render	Non-Financial Instituituion	133,638,702	100.000
15	Unibanco Serviços de Investimento Ltda.	01,538,145/0001-03	Service Render	Non-Financial Instituituion	100,000	99.999
16	Companhia Hipotecária Unibanco - Rodobens	02,868,100/0001-60	Mortgage Company	Financial Instituituion	3,250,000	50.000
17	Redecard S.A.	01,425,787/0001-04	Credit Card	Non-Financial Instituituion	599,990	31.943
18	Unibanco Empreendimentos e Participações Ltda.	60,938,552/0001-77	Service Render	Non-Financial Instituituion	201,111,880	47.797
19	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Non-Financial Instituituion	150,488,716	16.126
20	Banco BNL do Brasil S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,538,478,783	99.965
21	BWU Representação e Participações Ltda.	00,018,517/0001-08	Service Render	Non-Financial Instituituion	49,626,272	60.000
22	Serasa S.A.	62,173,620/0001-80	Service Render	Non-Financial Instituituion	712,545	19.045
23	Tecnologia Bancária S.A.	51,427,102/0001-29	Service Render	Non-Financial Instituituion	762,277,905	19.051
24	Interchange Serviços S.A.	66,649,955/0001-82	Service Render	Non-Financial Instituituion	74,999,999,998	25.000

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	-	3,083,270.85	28,661.90	760,965.24	393,815.94	1,111,591.28	210,136.03	5,749,154.99	5,588,441.24
00.0.0.01.02.00	Brazilian Central Bank Securities	-	-	147,382.21	188,513.77	-	-	-	368,436.11	335,895.98
00.0.0.01.05.00	CDB	-	1,012.48	-	-	-	-	-	1,012.48	1,012.48
00.0.0.01.07.00	Mortgage Notes	-	4,668.28	4,440.35	118,796.40	-	-	-	127,905.03	127,905.03
00.0.0.01.08.00	Debentures	133,203.50	167,144.33	245,962.64	639,648.42	165,424.16	214,926.82	-	1,566,309.87	1,566,309.87
00.0.0.01.09.00	Listed Companies Equity Securities	14,089.80	-	-	-	-	-	-	14,089.80	14,089.80
00.0.0.01.10.00	Non-listed Companies Equity Securities	27,360.04	-	-	-	-	-	-	27,360.04	27,360.04
00.0.0.01.11.00	Other	62,389.95	418,096.16	696,523.96	316,604.56	75,515.28	1,752.97	-	1,578,987.79	1,570,882.88
00.0.0.01.00.00	TOTAL	237,043.29	3,674,192.10	1,122,971.06	2,024,528.39	634,755.38	1,328,271.07	210,136.03	9,433,256.11	9,231,897.32

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.0.01.01.00	Own Portfolio	237,043.29	551,224.75	708,658.63	1,134,580.54	444,225.52	512,832.15	34,744.02
00.0.0.01.02.00	Subject to Repurchase Commitments	-	1,512,686.53	-	310,453.99	174,339.72	815,438.92	175,392.01
00.0.0.01.03.00	Derivatives	-	303,393.90	280,734.83	111,635.32	16,190.14	-	-
00.0.0.01.04.00	Pledged with Brazilian Central Bank	-	1,204,354.92	100,996.84	121,003.18	-	-	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	-	98,584.53	32,580.76	346,855.36	-	-	-
00.0.0.01.07.00	Unrestricted Notes	-	3,947.47	-	-	-	-	-
00.0.0.01.00.00	Total	237,043.29	3,674,192.10	1,122,971.06	2,024,528.39	634,755.38	1,328,271.07	210,136.03

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total

00.0.0.01.01.00	10 largest borrowers/clients	1,702,292.99	65.59	3,057,513.49	13.12	44,222.21	4,780,721.13	14.06
00.0.0.01.02.00	Next 50 largest borrowers/clients	893,233.29	34.41	4,437,147.05	19.03	181,152.60	5,307,042.41	15.61
00.0.0.01.03.00	Next 100 largest borrowers/clients	-	-	3,559,404.35	15.27	190,785.65	3,258,474.26	9.58
00.0.0.01.04.00	Other	-	-	12,257,431.80	52.58	730,034.52	20,653,243.63	60.75
00.0.0.01.00.00	Total	2,595,526.28	100.00	23,311,496.69	100.00	1,146,194.98	33,999,481.43	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Falling due porfolio

Code	Description	Credits in arrears over 15days	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.1.1.00.00.00	Public Sector	-	60,542.40	174,182.70	184,729.46	118,884.89	140,884.92
00.1.1.02.00.00	Corporate Activities	-	60,542.40	174,182.70	184,729.46	118,884.89	140,884.92
00.1.1.02.01.00	Manufacturing	-	60,542.40	174,182.70	184,729.46	118,884.89	140,884.92
00.1.4.00.00.00	Private Sector	432,258.39	7,939,164.96	6,692,783.14	5,297,056.94	1,377,230.15	893,673.95
00.1.4.01.00.00	Agricultural	4,013.09	217,589.45	636,809.57	95,461.16	42,264.82	58,789.59
00.1.4.02.00.00	Manufacturing	156,028.76	3,029,760.92	2,213,427.53	2,393,904.96	743,814.88	255,403.47
00.1.4.03.00.00	Trade	27,516.46	2,102,350.90	492,325.74	171,989.80	30,418.51	1,632.22
00.1.4.04.00.00	Financial Services	336.42	357,840.82	118,281.13	59,118.33	5,957.31	-
00.1.4.05.00.00	Other Services	44,976.97	559,587.02	1,826,337.91	1,605,617.08	373,108.75	229,372.93
00.1.4.06.00.00	Individuals	191,777.58	1,635,507.64	1,315,838.88	769,934.42	24,632.02	567.00
00.1.4.07.00.00	Residential Construction loans	7,609.11	36,528.21	89,762.38	201,031.19	157,033.86	347,908.74
00.1.5.00.00.00	Foreign Clients	-	70.99	33.80	-	-	-
00.1.0.00.00.00	Total	432,258.39	7,999,778.35	6,866,999.64	5,481,786.40	1,496,115.04	1,034,558.87

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge- Offs	Loan Recoveries	Renegotiated Credits

00.1.1.00.00.00	Public Sector	-	19,982.88	-	-	-
00.1.1.02.00.00	Corporate Activities	-	19,982.88	-	-	-
00.1.1.02.01.00	Manufacturing	-	19,982.88	-	-	-
00.1.4.00.00.00	Private Sector	16,925,625.30	15,433,144.88	148,934.01	77,786.01	162,203.23
00.1.4.01.00.00	Agricultural	325,214.20	248,371.77	-	-	-
00.1.4.02.00.00	Manufacturing	6,302,129.30	5,747,630.41	56,203.48	465.32	1,744.39
00.1.4.03.00.00	Trade	3,332,054.78	3,090,308.53	1,400.53	801.27	2,866.04
00.1.4.04.00.00	Financial Services	298,019.10	490,970.63	270.64	-	36.77
00.1.4.05.00.00	Other Services	4,225,589.10	3,596,986.69	58,622.89	73,675.18	97,983.12
00.1.4.06.00.00	Individuals	2,171,512.19	2,089,337.20	26,276.61	2,802.45	59,333.82
00.1.4.07.00.00	Residential Construction Loans	271,106.63	169,539.65	6,159.86	41.79	239.09
00.1.5.00.00.00	Foreign Clients	104.79	3,053.50	-	-	-
00.1.0.00.00.00	Total	16,925,730.09	15,456,181.26	148,934.01	77,786.01	162,203.23

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	2,580,939.99	134,090.14	18,129,087.25	5,147,113.82
00.0.1.01.01.00	The North	25,750.48	967.91	62,673.44	49,492.63
00.0.1.01.02.00	The Northeast	127,416.78	5,497.75	594,187.19	373,682.51
00.0.1.01.03.00	The Southeast	2,118,425.15	109,546.07	16,435,277.31	4,135,923.14
00.0.1.01.04.00	The Middle-west	89,800.67	6,652.99	231,212.43	118,084.27
00.0.1.01.05.00	The South	219,546.91	11,425.42	805,736.88	469,931.27
00.0.1.02.00.00	Abroad	130,778.31	-	668,402.90	13,800.86
00.0.1.00.00.00	Total	2,711,718.30	134,090.14	18,797,490.15	5,160,914.68

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	10,735.72	4,985.24	10,324.94	314.04	-
00.0.0.01.02.00	Loans	2,768,775.92	2,291,242.27	857,386.31	628,829.84	655,915.95
00.0.0.01.03.00	Discounted Loans, Notes and Bills	339,678.74	125,437.04	18,585.73	5,144.97	1,601.44
00.0.0.01.04.00	Overdraft Loans	267,304.44	338,494.87	179,939.48	40,175.35	1,447.16
00.0.0.01.05.00	Individual Loans	292,291.33	409,739.00	93,836.41	23,101.65	6,292.66
00.0.0.01.06.00	Individual Financing	160,088.63	849,539.54	70,771.25	56,116.09	23,135.02
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	291,057.76	264,446.19	272,070.93	46,593.66	1,142.86
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	316,624.21	61,170.48	16,284.19	1,657.64	0.27
00.0.0.01.09.00	Vendor	288,422.06	60,768.61	8,865.15	161.86	-
00.0.0.01.10.00	Purchase Financing	403,249.56	226,210.68	157,336.90	16,825.43	15,920.09
00.0.0.01.11.00	Agricultural	467,412.93	382,257.45	75,651.04	83,387.02	539.77
00.0.0.01.12.00	Real Estate Loans	810,985.04	86,300.29	86,381.67	28,955.23	8,250.01
00.0.0.01.15.00	Other Financing	4,203,576.70	1,717,621.90	469,742.01	238,319.52	201,836.88
00.0.0.01.19.00	Other Loans	408,212.83	24,643.52	32,677.91	23,283.28	96,083.48
00.0.0.01.00.00	Total	11,028,415.87	6,842,857.08	2,349,853.92	1,192,865.58	1,012,165.59

		Amounts by Risk Level

Code	Description	E	F	G	H	Total	Total Guaranteed

00.0.0.01.01.00	Hot-money	-	109.79	-	82.83	26,552.56	-
00.0.0.01.02.00	Loans	115,352.61	79,357.76	151,485.80	321,189.47	7,869,535.93	675,765.05
00.0.0.01.03.00	Discounted Loans, Notes and Bills	1,608.31	594.57	267.80	9,064.44	501,983.04	181,557.81
00.0.0.01.04.00	Overdraft Loans	516.52	131.38	-	51.68	828,060.88	-
00.0.0.01.05.00	Individual Loans	6,827.87	5,155.24	4,356.66	18,424.91	860,025.73	-
00.0.0.01.06.00	Individual Financing	12,687.77	7,437.88	4,834.19	16,719.59	1,201,329.96	1,186,351.72
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	-	-	-	479.87	875,791.27	56,418.15
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	28.22	-	-	2,074.92	397,839.93	25,628.70
00.0.0.01.09.00	Vendor	0.03	-	-	331.82	358,549.53	-
00.0.0.01.10.00	Purchase Financing	-	-	-	188.08	819,730.74	-
00.0.0.01.11.00	Agricultural	1,667.96	-	39,507.72	4,503.78	1,054,927.67	929,441.68
00.0.0.01.12.00	Real Estate Loans	37,244.88	3,972.85	1,830.22	12,502.76	1,076,422.95	1,068,591.98
00.0.0.01.15.00	Other Financing	4,411.02	1,134.68	2,687.51	9,321.29	6,848,651.51	3,969,361.14
00.0.0.01.19.00	Other Loans	309.58	247.64	142.31	6,494.44	592,094.99	68,042.97
00.0.0.01.00.00	Total	180,654.77	98,141.79	205,112.21	401,429.88	23,311,496.69	8,161,159.20

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	8,513,085.30	3,571,007.40	1,151,013.77	4,361,007.07	3,849,656.96
00.0.0.01.03.00	Other	434,857.48	107,589.77	23,662.02	1,273,636.12	25,980.80
00.0.0.01.00.00	Total	8,947,942.78	3,678,597.17	1,174,675.79	5,634,643.19	3,875,637.76

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.01.00	Assignment of loan without co-obligation	-	-	-	245.09
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	2,514.49
00.0.0.01.00.00	Total	-	-	-	2,759.58

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	976.60	888,657.84	2,391.30	1,976,756.22	299.15	266,329.18
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	16.37	225,347.65	33.01	451,177.12	4.99	69,545.56
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	13.60	445,602.60	11.76	345,108.00	2.89	91,748.78
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.80	469,653.71	3.05	213,628.30	1.40	101,280.88
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	4.61	907,377.92	2.77	571,182.87	1.25	246,606.99
00.0.0.01.06.00	Over to R$ 500,000.00	1.96	8,091,776.15	1.08	3,285,004.57	0.54	1,574,342.53
00.0.0.01.00.00	Total	1,019.94	11,028,415.87	2,442.97	6,842,857.08	310.22	2,349,853.92

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	191.92	207,450.51	61.01	91,551.40	42.75	63,594.14
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.74	51,058.35	2.04	27,855.11	1.21	16,600.94
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.40	41,919.64	0.81	23,850.49	0.51	14,489.15
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.33	22,819.37	0.20	14,354.36	0.09	6,866.88
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.34	74,696.42	0.14	28,474.85	0.06	9,812.95
00.0.0.01.06.00	Over to R$ 500,000.00	0.19	794,921.29	0.08	826,079.38	0.01	69,290.71
00.0.0.01.00.00	Total	197.92	1,192,865.58	64.28	1,012,165.59	44.63	180,654.77

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	34.70	50,410.37	29.33	41,055.52	125.35	145,769.49
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.97	13,307.23	0.75	10,350.36	2.20	30,156.94
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.40	11,400.44	0.31	8,592.17	0.94	27,969.06
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.08	5,611.95	0.06	4,173.39	0.27	18,542.07
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.03	6,177.67	0.02	2,502.93	0.12	23,140.29
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	11,234.13	0.01	138,437.84	0.04	155,852.03
00.0.0.01.00.00	Total	36.19	98,141.79	30.48	205,112.21	128.92	401,429.88

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	2,108.18	-	1,170.78	937.40
00.0.1.02.00.00	Property and Equipment in process	-	1,226.16	-	1,226.16
00.0.1.03.00.00	Land and Buildings in Use	105,946.78	-	3,155.78	102,791.00
00.0.1.03.01.00	Land and Buildings	105,946.78	-	3,155.78	102,791.00
00.0.1.04.00.00	Furniture and Equipment	64,973.68	4,052.27	4,476.81	64,549.14
00.0.1.05.00.00	Other	170,664.22	19,669.03	11,226.74	179,106.51
00.0.1.00.00.00	Total	343,692.86	24,947.46	20,030.11	348,610.21

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,318,269.16	6,408,200.96	9,410,976.56	7,426,651.75	2,384,198.25	51,184.76
00.0.1.01.01.00	Demand Deposits	2,845,646.38	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	5,762,498.73	8,700,387.35	7,104,045.05	2,384,198.25	7,275.45
00.0.1.01.03.00	Savings Deposits	5,471,322.51	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	645,702.23	710,589.21	322,606.70	-	43,909.31
00.0.1.01.05.00	Foreign Deposits	1,138.20	-	-	-	-	-
00.0.1.01.06.00	Other	162.07	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	6,959,430.13	796,584.60	-	-	-
00.0.1.03.00.00	Local Borrowings	-	88.41	260.34	317.17	304.45	110.71
00.0.1.04.00.00	Foreign Borrowings	-	990,728.64	1,097,770.14	692,330.87	31,780.67	22,860.36
00.0.1.05.00.00	Local Onlendings	-	368,834.03	887,655.77	1,901,018.36	762,724.68	517,152.65
00.0.1.06.00.00	Foreign Onlending	-	8,377.68	37,493.04	98,012.28	79,968.50	30,404.68
00.0.1.08.00.00	Subordinated Debt	-	-	11,366.80	-	-	1,902,451.56
00.0.1.00.00.00	Total	8,318,269.16	14,735,659.85	12,242,107.25	10,118,330.43	3,258,976.55	2,524,164.72

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency

00.0.0.01.0.0	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	6,747,940.33	9,982,008.53	3,234,068.20	7,363,680.62	10,508,052.25	3,144,371.63
00.0.0.01.01.00	Credit Risk	-	-	-	5,906,121.42	-	-	6,521,898.73	-	-
00.0.0.01.02.0	Exchange Rate Market
	Risk	-	-	-	766,686.79	-	-	766,686.79	-	-
00.0.0.01.03.00	Interest Rate Market
	Risk	-	-	-	75,132.12	-	-	75,095.10	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,968,969.86	3,921,229.76	1,047,740.10	5,231,434.39	176,719.25	5,054,715.14
00.0.0.03.00.00	Minimum Regulatory
	Stockholders' Equity
	Required	798,640.00	9,464,977.39	8,666,337.39	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory
	Capital Required	798,640.00	5,000,000.00	4,201,360.00	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)
1	53855	Patriarca	56,611,176.95	49,839,885.52	(727,894.52)
2	800260	Cayman	7,206,632.84	6,762,875.98	6,244.31
3	800855	Nassau	2,760,169.22	2,606,062.64	103,062.50
4	89027	Business Center Paulista	2,375,077.60	2,481,837.07	(58,064.36)
5	96317	Business Center Rio	1,182,836.68	1,147,373.75	45,258.04
6	96074	Business Center Santo Amaro	1,090,287.45	1,061,122.62	28,691.72
7	57338	Carijós	756,755.72	734,967.29	31,961.41
8	144656	Marechal - Curitiba	412,847.58	427,641.15	(11,124.08)
9	33315	Sete de Setembro	378,559.95	368,259.62	10,668.38
10	12660	Campinas Centro	244,638.32	242,563.30	3,957.71

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	105,000.03
00.0.0.01.02.00	Private Retirement	5,942.25
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	36,154.71
00.0.0.01.05.00	Compensation for Hired Employees	7,946.29
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,794.71
00.0.0.01.07.00	Other Employees Benefits	45,649.73
00.0.0.01.00.00	TOTAL CHARGES	203,487.72
00.0.0.02.01.00	IOF (Tax on Financial Operations)	43,687.80
00.0.0.02.02.00	Income Taxes	286,711.58
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	371,998.57
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	9,230.65
00.0.0.02.05.00	Taxes for Social Security Financing	68,720.18
00.0.0.02.06.00	ISS (Municipal Services Tax)	18,355.00
00.0.0.02.07.00	Other	31,383.01
00.0.0.02.00.00	TOTAL TAXES	830,086.79

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	603,602.00	4,277,569.94
00.0.0.01.06.00	Collections	58,967.00	124,437.29
00.0.0.01.00.00	Total	662,569.00	4,402,007.23

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	29,955,537.00	15,386,532.81
00.0.1.01.01.00	Conventional System	50,090.00	34,711.05
00.0.1.01.02.00	Electronic System	29,905,447.00	15,351,821.76
00.0.1.02.00.00	Electronic Draft	76,122.00	43,185.13
00.0.1.03.00.00	Electronic Transfers	136,064.00	20,059.01
00.0.1.04.00.00	Electronic Collection	18,183,366.00	15,112,174.82
00.0.1.00.00.00	Total	48,351,089.00	30,561,951.77

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Management and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended December 31, 2004, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well as the statements of income for the year then ended, and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2

Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3

Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4

The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of December 31, 2004 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5

The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred to in paragraph 1. Exhibits 7016 to 7032, 7034, 7035, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, February 16, 2005

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	857,947.44	465,218.29	146,190.33	1,176,975.40
00.0.0.01.06.00	Lending Operations	799,782.93	462,889.03	145,258.63	1,117,413.33
00.0.0.01.08.00	Other Credits	27,384.08	2,329.26	931.70	28,781.64
00.0.0.01.09.00	Investments	30,780.43	-	-	30,780.43
00.0.0.04.00.00	LIABILITIES	1,028,336.36	555,774.87	191,017.82	1,393,093.41
00.0.0.04.03.00	Labor Contingencies	495,402.80	215,665.91	149,826.55	561,242.16
00.0.0.04.04.00	Other Civil Contingencies	281,729.92	21,003.01	19,299.54	283,433.39
00.0.0.04.05.00	Other Contingencies	251,203.64	319,105.95	21,891.73	548,417.86

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,396,114.22
00.0.1.01.01.00	Common Shares - Local Residents	751,915.48
00.0.1.01.02.00	Common Shares - Foreign Residents	3,742.69
00.0.1.01.03.00	Preferred Shares - Local Residents	172,674.83
00.0.1.01.04.00	Preferred Shares - Foreign Residents	467,781.22
00.0.1.02.00.00	Treasury Shares	12,744.11
00.0.1.02.02.00	Preferred Shares	12,744.11

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

1	12/29/2004	2	01/31/2005	1	0.000099912901358
2	12/29/2004	2	01/31/2005	2	0.000117884747539

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

1	04/30/2004	5,000,000.00	1,309,398.19	Incorporation of reserves

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	Guarantees Provided	3,477,383.74	1,131,594.20	381,187.94	4,227,790.00
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	149,354.04	38,201.13	-	187,555.17
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	908,966.04	282,031.32	346,786.75	844,210.61
00.0.0.01.03.00	Other	2,419,063.66	811,361.75	34,401.19	3,196,024.22
00.0.0.02.00.00	Co-Obligation for Credit Assignment	3,986.33	245.09	1,789.24	2,442.18
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	3,986.33	245.09	1,789.24	2,442.18

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,091,163.98	4,811,968.93	6,903,132.91
00.0.0.01.01.00	Cash And Due From Banks	498,545.94	157,748.05	656,293.99
00.0.0.01.02.00	Marketable Securities	-	3,181,382.76	3,181,382.76
00.0.0.01.03.00	Lending Operations	-	1,463,313.27	1,463,313.27
00.0.0.01.04.00	Other Credits	1,592,618.04	9,524.85	1,602,142.89

00.0.0.04.00.00	LIABILITIES	2,541,631.84	5,166,880.89	7,708,512.73
00.0.0.04.01.00	Deposits	1,138.20	812,982.08	814,120.28
00.0.0.04.02.00	Other Funding	891,364.37	2,100,197.18	2,991,561.55
00.0.0.04.03.00	Borrowings	1,649,129.27	1,186,341.41	2,835,470.68
00.0.0.04.07.00	Subordinated Debt	-	1,067,360.22	1,067,360.22

		By Currency

Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	6,657,873.85	218,808.08	7,639.23	8,255.05	1,562.01	8,994.69
00.0.0.01.01.00	Cash And Due From Banks	561,578.43	68,899.53	7,004.28	8,255.05	1,562.01	8,994.69
00.0.0.01.02.00	Marketable Securities	3,181,382.76	-	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,457,242.85	6,070.42	-	-	-	-
00.0.0.01.04.00	Other Credits	1,457,669.81	143,838.13	634.95	-	-	-

00.0.0.04.00.00	LIABILITIES	6,969,426.42	676,354.79	4,574.38	31,089.33	3,487.38	23,580.43
00.0.0.04.01.00	Deposits	814,117.92	2.03	-	-	-	0.33
00.0.0.04.02.00	Other Funding	2,738,789.35	245,512.46	2,894.74	2,545.98	7.78	1,811.24
00.0.0.04.03.00	Borrowings	2,349,158.93	430,840.30	1,679.64	28,543.35	3,479.60	21,768.86
00.0.0.04.07.00	Subordinated Debt	1,067,360.22	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholder’s Equity

In the fourth quarter of 2004, the net income amounted to R$375 million. Stockholder’s equity amounted to R$8,106 million on December 31, 2004.

Assets

Unibanco’s consolidated total assets amounted to R$79,350 million on December 31, 2004.

Marketable Securities

The securities portfolio amounted to R$16,024 million at year-end, of which 50% were classified as trading securities, 20% as available for sale, and 30% as held to maturity. Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

Loan Portfolio

Consolidated loan portfolio reached R$31,796 million on December 31, 2004. As of the same date, the balance for the consolidated allowance for loan losses reached R$1,669 million, representing 5.3% of the portfolio. Of this total, R$351 million were based on more conservative percentages than those required by the Regulatory Authority.

Funding

The balance of deposits, mutual funds and portfolio managed reached R$66,510 million in December 2004, an increase of 27.2% Y-o-Y. Core deposits, including Superpoupe – a time deposit certificate with lower spread than the regular time deposit – were up 25% Y-o-Y, thus evidencing the initiatives to improve funding mix in 2004.

In December 2004, Unibanco issued US$150 million in subordinated debt with 5 year-term, at 6-month Libor + 2.0%. Banca Nazionale Del Lavoro (BNL) is the creditor and the issue is part of the credit line agreed due to the acquisition of BNL´s Brazilian subsidiary by Unibanco. In the same month, Unibanco launched, through its Grand Cayman subsidiary, an issue denominated in Reals in an amount equal to US$75 million, with an 18-month term and half-yearly interest payments, maturing on June 14, 2006. The issue offers a coupon in Reals at a fixed rate of 17.90% a year. Unibanco acted as the Lead Manager and Sole Bookrunner. That was the first operation in Reals, at a fixed rate, carried out by Unibanco.

Capital Adequacy and Fixed Assets Ratios

BIS ratio stood at 16.3% on December 31, 2004, above the 11% minimum required by Brazilian Central Bank.

Performance Overview

Results

In the fourth quarter of 2004, Unibanco provisioned R$151 million in interest on capital stock, gross of taxes.

The profit from financial intermediation, before provisions for loan losses, was R$2,014 million in the fourth quarter of 2004.

Fees from Services Rendered

Total fees for the fourth quarter of 2004 amounted to R$851 million.

Personnel and administrative expenses amounted to R$1,365 million in the fourth quarter of 2004. The main changes in personnel and administrative expenses are due to: HiperCard, BNL, Creditec, Phenix and Tricard acquisitions; the “Collective Wage Agreement”; the organic growth in the branch’s sales force; the new Fininvest stores; the readjustment of the public utilities tariffs, rental and software maintenance contracts and real estate rental.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer